EXHIBIT 99.1

Equinox Gold Reports Continued Exploration Success Along the Musselwhite Mine Trend and Advances New Minotaur Discovery at Valentine

Drilling Extends High Grade Zones at Musselwhite and Advances District Scale Discovery at Valentine

VANCOUVER, British Columbia, Sept. 29, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to provide an exploration update from its Canadian operations, highlighting significant drilling results, and underscoring opportunities for mineral resource growth and mine life extension across the Company’s three Canadian gold mines: Musselwhite and Greenstone in Ontario and Valentine in Newfoundland & Labrador.

Equinox Gold’s global exploration programs are currently active across nine projects, with 45 drill rigs operating across Canada, the United States, Mexico and Nicaragua. The Company has completed approximately 308,000 metres of drilling year-to-date, with 16 rigs operating in Canada, 15 in Mexico and 12 in Nicaragua and two in the United States (increasing to four in the near term). The 2026 global discovery and mineral resource expansion exploration program is supported by a budget of approximately US$155 million and includes approximately 477,000 metres of planned drilling, focused on mineral resource growth, mine-life extension and the advancement of exploration opportunities across the Company’s operating portfolio.

2026 Canada Highlights:

  Musselwhite: Drilling along the mine trend continues to intersect gold mineralization and confirms continuity up to two kilometres beyond current operations, supporting future mineral resource growth and mine-life extension, including:
    22.9 m @ 10.00 grams per tonne gold (“g/t Au”) (Mine extension – PQ Extension Zone “PQE”)
    20.5 m @ 7.31 g/t Au (Mine extension – PQE)
  Valentine: Drilling continues to expand mineralization along the mine trend, with potential for mineral resource growth, while advancing the new Minotaur discovery, including:
    99.4 m @ 0.98 g/t Au (Frank Zone)
    27.3 m @ 2.11 g/t Au (Minotaur)
  Greenstone: The first major exploration program since 2020 started in August, targeting underground extensions and near-pit mineral resource growth. Initial drill holes have intersected mineralized intervals in targeted horizons, with assays pending.

Jason Simpson, President of Equinox Gold, commented: “Canada is increasingly becoming the foundation of Equinox Gold’s production and organic growth strategy, with greater than 60% of 2026 gold production from Canadian operations. With three long-life operating mines, significant processing capacity and large, highly prospective, and underexplored land packages, we see substantial opportunity to grow production from assets and infrastructure we already own.

“At Musselwhite, drilling continues to demonstrate high-grade mineralization along the mine trend, up to two kilometres beyond current operations and around the existing mine. Valentine continues to deliver new discoveries and opportunities to grow open-pit mineral resources in what is now being recognized as a new gold district. Greenstone, Equinox Gold’s largest gold production centre, has significant underground and untapped regional exploration potential.

“Our objective is clear. Turn today's results – the extended mine trend at Musselwhite, the new discoveries at Valentine and the underground potential at Greenstone – into mineral resources and mineral reserves, extend mine lives and maximize the value of existing infrastructure, while focusing on disciplined growth and generating long-term shareholder value. We believe our current mine plans capture only part of the long-term growth potential across our Canadian portfolio.”

A LARGE-SCALE CANADIAN GOLD PLATFORM WITH SIGNIFICANT ORGANIC GROWTH POTENTIAL

Equinox Gold’s Canadian operations provide a substantial base of existing production complemented by multiple avenues for organic growth. The addition of Musselwhite provides a third established Canadian production centre and an additional platform for mineral reserve replacement, mineral resource growth and production optimization.

Across the Canadian portfolio, the Company is advancing three complementary exploration programs, with the objectives to:

  Musselwhite: Extend the mine trend, grow and convert high-grade underground mineral resources and identify additional mill feed to maximize utilization of existing processing infrastructure;
  Valentine: Grow mineral resources along the 32-kilometre Valentine Lake Shear Zone and emerging targets while advancing the planned Phase 2 expansion that doubles mill throughput to approximately 5.0 million tonnes per year; and
  Greenstone: Convert higher-grade underground and satellite mineral resources, extend mine life through regional deposits and optimize throughput beyond the current 27,000-tonne-per-day nameplate capacity.

At Musselwhite, drilling results received through the end of July 2026 will be incorporated into a year-end mineral reserve and mineral resource update expected in Q1 2027. The update will include new mineral resources at PQE. Ongoing drilling continues to demonstrate the potential for additional mineral resource growth and future conversion opportunities along the trend through 2027 and 2028. At Valentine, drilling data through July 2026 will be included in the year-end mineral resource and mineral reserve update. At Greenstone, recently started drilling focused on mineral resource growth at depth is targeted to be included in a mineral resource and mineral reserve update at year-end 2027.

MUSSELWHITE – EXTENDING A PROVEN HIGH-GRADE GOLD SYSTEM SHOWING SIGNIFICANT UPSIDE

Musselwhite is a high-grade underground gold mine in Northwestern Ontario that has produced more than six million ounces of gold over nearly 30 years of operation. Exploration at Musselwhite is currently advancing through three parallel programs. The underground drill program is targeting mineral resource and mineral reserve growth and conversion within the Lynx, PQ, West Limb and Redwings zones. The deep directional surface drill program is testing the down-plunge extension of the mine trend, with results demonstrating the continuity of mineralization approximately two kilometres beyond current operations. The near-mine surface drill program is evaluating additional targets within the broader mine corridor, with the objective of identifying new sources of mill feed and further extending the mine life.

The current underground drilling program continues to deliver multiple significant high-grade intersections across all priority areas, including the Lynx, PQ, West Limb and Redwings zones. A total of 36,315 metres has been drilled year-to-date in 2026.

The deep directional surface drilling program is testing the northwest down-plunge extension of the mine trend. The program has demonstrated exceptional continuity of mineralization and confirmed the continuity of two stacked mineralized zones, interpreted as the Lynx and PQE zones, with mineralization remaining open down plunge and both up and down dip on section (see Orla Mining news release dated April 9, 2026). A total of 15,230 metres has been drilled in 2026.

New 2026 Highlights include:

Underground:

  9.2 m @ 16.96 g/t Au (Lynx, 26-LNX-056)
  9.2 m @ 12.39 g/t Au (PQE, 26-PQE-007)
  1.0 m @ 471.00 g/t Au (PQE, 26-PQE-054)
  13.2 m @ 9.55 g/t Au (Redwings, 26-RDW-007)

Mine Trend Extension:

  22.9 m @ 10.00 g/t Au (26-NSD01-008W)
    Including:
      0.6 m @ 37.10 g/t Au
      0.7 m @ 21.19 g/t Au
      0.5 m @ 23.74 g/t Au
      1.4 m @ 43.07 g/t Au
  12.4 m @ 5.77 g/t Au (26-NSD01-006W)
    Including 3.2 m @ 16.25 g/t Au
  0.9 m @ 288.74 g/t Au (26-NSD02-008W)
  20.5 m @ 7.31 g/t Au (26-NSD02-009W)
    Including 1.2 m @ 21.07 g/t Au

The combination of high-grade underground results and successful deep directional drilling increases Equinox Gold’s confidence in the opportunity to expand mineral resources and mineral reserves and extend the mine life.

The near-mine surface drill program was completed in September, with 7,940 metres drilled in 2026. New shallow mineralization was intersected at Camp Bay and along the Musselwhite 4 km South-East Trend targets, including 18.9 m @ 2.94 g/t Au (26-CMP-015) and 0.7 m @ 42.22 g/t Au (26-KAZ-002). The 2026 drilling results, combined with a global review and re-modelling of historical near-mine drilling data, have significantly improved the understanding of the near-mine mineral endowment and identified priority mineralized trends for potential testing in 2027. Further work is planned to test the potential for satellite mineralization near existing mine infrastructure, within approximately 10 kilometres of the mill.

Beyond the mine area, Equinox Gold controls a district-scale land package of approximately 65,000 hectares across the North Caribou Greenstone Belt, providing significant opportunities for both near-mine mineral resource growth and regional discovery. The property hosts numerous known mineral occurrences and prospective geological trends, supporting a substantial pipeline of exploration targets. The Company has advanced a regional data compilation, target definition and prioritization to unlock the full potential of this land package.

Figure 1: Musselwhite Long Section – Underground and Deep Directional Highlights. Drilling supports continuity of high-grade mineralization along the mine trend for approximately two kilometers beyond current operations.

Figure 2: Plan View Musselwhite Regional Compilation. Land package spans 65,000 hectares across the North Caribou Greenstone Belt, with a pipeline of regional and near-mine targets identified for follow-up.

N
Legend
Au GXM
(Grade x Thickness)
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
0.4g/t cog
Rock Samples
Au g/t
> 10
3 - 10
1 - 3
0.5 - 1
0.25 - 0.5
0.1 - 0.25
< 0.1
Mineral Concession
Property Boundary
NSD
MUSSELWHITE MINE
Camp Bay
Karl Zeemal
AMAG RTP 1VD
20 Km
EQUINOXGOLD
MUSSELWHITE MINE

Figure 3: Plan View Musselwhite Near-Mine Highlights. Drilling has intersected shallow gold mineralization at Camp Bay and along the Musselwhite South-East Trend targets.

VALENTINE – BUILDING A NEW GOLD DISTRICT

Exploration at the Valentine Gold Mine continues to identify mineralization along the Valentine Lake Shear Zone (“VLSZ”), also referred to as the mine trend. Mineralization is currently defined along approximately 15 kilometres of strike, with drilling having tested the system to an average vertical depth of 300 to 500 metres, highlighting significant potential to expand mineralization both laterally and at depth. The newly identified Minotaur Zone (see Equinox Gold news release dated February 2, 2026) opens a distinct, new area of exploration potential, reinforcing the broader district-scale upside. The 2026 exploration program is focused approximately two-thirds on the mine trend and one-third on regional targets, including Minotaur. Mineral resource growth targets include infill and expansion drilling at the Frank Zone, located southwest of the Leprechaun open pit, with an initial mineral resource estimate for Frank planned in the near future. A total of 50,560 metres of development drilling and 18,330 metres of generative/regional drilling has been completed year to date.

Results from the Leprechaun, Marathon, Frank and Banshee zones continue to demonstrate the potential for mineral resource growth along the mine trend. Recent drilling has improved confidence in mineralization within and adjacent to the current pit designs, while also extending mineralization beyond existing mineral resource boundaries. Ongoing drilling at Frank and Banshee is focused on mineral resource definition and expansion, with deeper drilling planned to evaluate the potential for mineralization below the current pit limits.

The Minotaur discovery located approximately eight kilometres northwest of the Valentine Mill, continues to demonstrate significant exploration potential. Drilling completed in 2026 has expanded the known footprint of mineralization, extending the strike length of the original discovery zone to more than one kilometre and identifying additional mineralization beyond the area previously reported. Drilling has also outlined a broader zone of deformation and mineralization extending over two kilometres in length and one kilometre in width, with mineralization remaining open in all directions. Geological interpretation at Minotaur is ongoing, with the geometry, controls and continuity of mineralization still being defined as new exploration data are integrated.

The 2026 drill highlights presented below demonstrate both the in-pit and along-strike mineral resource expansion potential across the VLSZ, as well as the early-stage promising results from Minotaur:

  44.0 m @ 3.57 g/t Au (BN-26-005, Banshee Zone, immediately southwest of the Marathon Pit)
    Including 1.6 m @ 23.38 g/t Au and 5.0 m @ 16.65 g/t Au
  164.0 m @ 2.55 g/t Au (MA-24-489, Marathon pit, northeast side)
    Including 22.0 m @ 7.28 g/t Au and 2.0 m @ 19.96 g/t Au
  126.0 m @ 2.15 g/t (LP-24-001, Leprechaun Pit)
    Including 28.0 m @ 4.99 g/t Au
  22.0 m @ 4.00 g/t Au (FZ-26-168, Frank Zone, proximal to Leprechaun Pit)
    Including 6.1 m @ 10.25 g/t Au
  33.2 m @ 1.57 g/t Au (MT-26-029, Minotaur)
    Including 0.9 m @ 31.21 g/t Au and 2.1 m @ 8.49 g/t Au

With less than 20% of the 327 km2 land package explored to date, opportunities for additional mineral resource growth and new discoveries are substantial.

Continued exploration success has the potential not only to extend the mine life but also to enhance the long-term value and utilization of an expanded Valentine processing facility. The planned Valentine Phase 2 expansion is expected to double processing capacity to 5.0 million tonnes per year. Following completion of Phase 2, the Valentine Report (as defined below) estimates Valentine is expected to average approximately 223,000 ounces of gold production annually over the subsequent ten years (see Equinox Gold news release dated March 30, 2026).

Figure 4: Plan Map Valentine Gold Mine. Drilling highlights along the mine trend demonstrate continued mineral resource growth and extension potential, while the Minotaur discovery to the north highlights the potential for broader district-scale opportunities.

EQUINOXGOLD
VALENTINE GOLD MINE
N
MT-26-029
33.2m @ 1.57 g/t
MT-26-035
27.3m @ 2.11 g/t
BP-25-006
24.0m @ 3.58 g/t
BP-25-009
48.0m @ 1.21 g/t
SZ-26-026
59.8m @ 1.81 g/t
SZ-24-011
53.0m @ 1.03 g/t
SZ-25-014
3.0m @ 38.43 g/t
LP-24-001
32.0m @ 3.52 g/t
126.0m @ 2.15 g/t
FZ-26-167
26.2m @ 1.98 g/t
FZ-26-168
20.5m @ 4.01 g/t
22.0m @ 4.00 g/t
FZ-26-180
99.4m @ 0.98 g/t
MA-24-489
164m @ 2.55 g/t
45.0m @ 1.14 g/t
MA-25-491
44.0m @ 3.22 g/t
MA-25-492
62.0m @ 1.13 g/t
MA-26-497
13.0m @ 4.36 g/t
32.9m @ 4.14 g/t
22.9m @ 2.21 g/t
MA-26-498
2.8m @ 25.94 g/t
MG-25-004
51.8m @ 2.05 g/t
MG-25-006
4.0m @ 14.82 g/t
TR-24-003
3.0m @ 46.47 g/t
BN-26-005
39.8m @ 1.81 g/t
18.2m @ 3.04 g/t
44.0m @ 3.57 g/t
BN-26-013
9.5m @ 6.48 g/t
BN-26-021
29.0m @ 2.02 g/t
Minotaur
Victory
Marathon
Triangle
Banshee
Berry
Sprite
Rainbow
Leprechaun
Frank
LS area
5 Km
Mineral Concession
Property Boundary
Map Area
2026 Tech Report
Resource Pit Shell
Lakes
Thrust Fault
Au GXM
(Grade x Thickness)
> 150
50 - 150
30 - 50
20 - 30
10 - 20
5 - 10
< 5
Legend
Composites cut off grade 0.3 g/t Au

Figure 5: Valentine Long Section. Drilling supports mineral resource growth potential both along strike and at depth across the Frank and Minotaur zones.

GREENSTONE – SIGNIFICANT UNDERGROUND AND REGIONAL OPTIONALITY

Greenstone is Equinox Gold’s largest Canadian production centre and is underpinned by a significant open-pit mineral reserve, higher-grade underground mineral resources not included in the current mine plan, and an extensive regional land position covering much of the Beardmore-Geraldton Greenstone Belt.

The 2026 exploration program commenced on August 14 and is expected to ramp up to four drill rigs by October. The program is focused on three priority target areas:

  Underground Extension: Testing opportunities to expand and convert higher-grade underground mineral resources (planned 16,800 metres);
  North Pit Wall: Targeting mineral resource and mineral reserve growth adjacent to the existing open pit (planned 5,040 metres); and
  South Porphyry: Targeting mineral resource growth along the south wall of the open pit (planned 2,520 metres).

The broader Greenstone land package provides considerable additional exploration potential. Equinox Gold controls a significant portion of the Beardmore-Geraldton Greenstone Belt, which hosts numerous deposits, prospects and historical gold mines. Eight past-producing mines across the property historically produced, in aggregate, two million ounces of gold at grades greater than 15 g/t Au, with limited modern exploration. A regional data compilation and targeting initiative is underway to identify and prioritize opportunities across the broader land package.

Figure 6: Plan Map Greenstone Regional Compilation. Regional land position covers much of the Beardmore-Geraldton Greenstone Belt, host to eight past-producing mines with two million ounces of historical production at gold grades above 15 g/t Au.

EXPLORATION: LEVERAGING EXISTING INFRASTRUCTURE TO CREATE LONG-TERM VALUE

Equinox Gold believes the combination of established operations, significant processing infrastructure and large prospective land packages differentiates its Canadian exploration portfolio.

At Musselwhite, the Company sees the opportunity to continue extending a high-grade system that has already supported nearly 30 years of mining and to identify sufficient additional inventory to maximize the use of existing excess mill capacity.

At Valentine, the opportunity is to systematically explore a 32-kilometre mineralized trend and surrounding geological structures while expanding processing capacity to approximately 5.0 million tonnes per year.

At Greenstone, the opportunity is to complement the large open-pit operation with higher-grade underground mineral resources and regional deposits while pursuing opportunities to increase throughput beyond current nameplate capacity.

2027 Exploration Outlook

Equinox Gold plans to maintain substantial exploration efforts across its three Canadian assets and broader portfolio of assets in the United States, Mexico and Nicaragua, with a focus on creating value through exploration. The programs are designed to grow mineral resources and replace mineral reserves, extend mine lives, make new discoveries and create additional optionality at both operating and development-stage assets, supporting long-term production growth and maximizing the value of the Company’s portfolio.

Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 30-100% for the reported interval. See Tables 1 to 6 of this news release for estimated true widths of individual composites. True widths are not estimated in cases where there is insufficient geological control on gold mineralization. A minimum sampling length of 0.30 m is used for both underground and surface drilling. The reported composites were not subject to “capping” of high grades. Equinox Gold believes that applying a top cut would have a negligible effect on overall grades. Visual observations of drill core at Greenstone are not a reliable proxy for gold grade, and the presence, nature and extent of mineralization remain unconfirmed until laboratory assay results are received.

Quality Assurance/Quality Control

Quality Assurance/Quality Control (“QA/QC”) protocols followed at Valentine include the insertion of blanks and standards at regular intervals in each sample batch. Drill core is cut in half with one half retained at site and the other half tagged and sent to MSALabs in Grand Falls-Windsor, NL or in Timmins, ON. MSALabs is independent of Equinox Gold. All reported core samples are analyzed for gold by fire assay (prior to April 2026) using a 30g aliquot with atomic absorption finish or PhotonAssayTM (from April 2026 onward), using a 500g crushed sample. All samples above 0.30 g/t Au and those in economically interesting intervals are further assayed via metallic screen technique. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy, reliability or results from the Valentine drill program. Additional information regarding the Company’s data verification processes at Valentine is set out in the Company’s NI 43-101 technical report for the project entitled “NI 43-101 Technical Report – Valentine Gold Mine, Newfoundland and Labrador, Canada” with an effective date of December 31, 2025 (the “Valentine Report”), which can be found on the Company’s website at www.equinoxgold.com and on Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca, for additional information.

Gold assay results at Musselwhite were obtained at ALS Canada Inc. (“ALS”) or SGS Canada Inc. (“SGS”) using fire assay fusion and an atomic absorption spectroscopy finish (ALS: Au-AA23, SGS: GE_FAA30V5). If samples returned gold values greater than 10 ppm, samples are re-run with gold by fire assay and gravimetric finish (ALS: Au-GRA21, SGS: GO_FAG30V). Gold results were also obtained at ALS using PhotonAssayTM on two aliquots of 500g of crushed sample (ALS: Au-PA01). For Fire Assay analyses, standards were inserted at a frequency of four in every 100 samples, and blanks were inserted at a frequency of four in every 100 samples.

ALS and SGS are both independent of Equinox Gold. ALS is an ISO-17025 accredited laboratory for PhotonAssayTM methods. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Musselwhite.

For additional information on Musselwhite, see the Musselwhite Report (as defined below) and Orla Mining Ltd.’s (“Orla”) press releases dated April 9, 2026, December 18, 2025, October 6, 2025 and April 1, 2025.

Historical drilling programs at Musselwhite were completed by Goldcorp. Inc. (“Goldcorp”) and/or Newmont Corporation (“Newmont”), the prior owners of the project. The Company’s independent qualified person for the Musselwhite Report was of the opinion that the drilling and sampling procedures for Musselwhite drill samples by Goldcorp and Newmont were reasonable and adequate for the purposes of the Musselwhite Report, and that the Goldcorp and Newmont QA/QC program met or exceeded industry standards. See the Company’s NI 43-101 technical report for the project entitled “Technical Report – Musselwhite Mine, Ontario, Canada” with an effective date of November 18, 2024 (the “Musselwhite Report”), which can be found on the Company’s website at www.equinoxgold.com and on Orla’s profile on SEDAR+ at www.sedarplus.ca, for additional information.

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by Sylvain Guérard Executive Vice President Exploration for Equinox Gold who is a “Qualified Person” under National Instrument 43-101.

To verify information related to the 2026 drilling programs at both Musselwhite and Valentine, Mr. Guérard visited both properties during 2026 and discussed logging, sampling and sample shipping processes with responsible site personnel; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole locations and orientations and significant assay interval calculations.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors exposure to a diversified portfolio of gold operations, and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contacts

Etienne Morin, Chief Capital Markets Officer

Ingrid Rico, SVP Capital Markets

E: ir@equinoxgold.com
T: +1 604.260.0516

Cautionary Notes & Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things, statements regarding: the strategic vision for the Company, exploration potential of the Company’s properties, future exploration activities, objectives and expected results of exploration activities, production capabilities and optimization activities, growth potential, mineral resource growth and conversion, mineral reserve replacement, potential mine life extension, expansion projects, estimated future production and future financial or operating performance, including exploration upside, future mining opportunities and future mineral resource and mineral reserve estimates, including the expected timing thereof. Forward-looking Information is generally identified using words like “will”, “potential”, “growth”, “future”, “continues”, “target”, “expect”, “increase”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the Company’s ability to maintain and obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable, they may prove to be incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the section “Risk Factors” in Equinox Gold’s Management Information Circular dated June 19, 2026, and in the section “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Photos accompanying this announcement are available at

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Equinox Gold Reports Continued Exploration Success Along the Musselwhite Mine Trend and Advances New Minotaur Discovery at Valentine

Equinox Gold News Release, September 29, 2026 – Drill Hole Tables

Table 1: Musselwhite Drill Hole Collar Information

Hole ID	Coordinate X	Coordinate Y	Coordinate Z	Azimuth (degrees)	Dip (degrees)	End Depth (m)
26-CMP-010A	676446.5	5832801.1	306.1	219.3	-50.1	55.4
26-CMP-015	676177.6	5832350.9	314.6	203.8	-49.77	120.0
26-CMP-016	676222.3	5832333.2	314.8	208.4	-51.99	111.0
26-KAZ-001	684181.3	5828505.6	335.0	199.4	-49.03	150.0
26-KAZ-002	684541.9	5828343.0	333.9	201.3	-49.93	150.0
26-KAZ-003	684542.0	5828623.7	316.5	20.9	-49.63	102.0
26-KAZ-004	684351.4	5828689.1	323.7	22.1	-49.63	105.0
26-KAZ-005	684350.4	5828686.3	323.9	201.4	-49.86	201.0
26-KAZ-006	684165.7	5828771.5	317.7	21.3	-50.20	102.0
26-KAZ-007	683982.6	5828866.8	314.6	21.6	-49.51	102.0
26-KAZ-007A	683989.4	5828871.8	319.1	20.6	-49.88	15.0
26-KAZ-008	683984.6	5828870.5	314.4	200.1	-55.25	165.0
26-KAZ-009	683971.9	5828813.2	320.0	201.5	-49.68	126.0
26-KAZ-010	683631.1	5829085.6	323.5	20.6	-50.31	102.0
26-KAZ-011	683632.5	5829089.5	323.4	201.3	-65.02	123.0
26-KAZ-012	683375.7	5829234.0	314.1	199.7	-55.01	114.0
26-KAZ-014	684336.6	5828650.3	326.8	201.0	-44.68	90.0
25-LNX-101	675183.5	5835166.4	-311.8	46.8	-54.76	258.0
26-LNX-001	674060.2	5835957.4	-1127.7	45.7	-21.98	249.0
26-LNX-002	674060.3	5835957.5	-1127.6	45.2	-15.20	249.0
26-LNX-003	674060.2	5835957.4	-1127.4	45.2	-9.13	255.0
26-LNX-004	674060.2	5835957.4	-1127.2	44.5	-2.37	286.9
26-LNX-005	674060.3	5835957.4	-1126.9	44.9	4.24	606.0
26-LNX-012	674139.0	5835885.1	-1115.1	45.0	-42.40	279.0
26-LNX-013	674139.0	5835885.1	-1114.9	44.1	-36.28	270.0
26-LNX-014	674139.1	5835885.1	-1114.9	44.7	-29.93	255.0
26-LNX-015	674139.0	5835885.1	-1114.8	44.8	-22.41	243.0
26-LNX-016	674139.0	5835885.1	-1114.6	44.5	-15.07	240.0
26-LNX-017	674139.0	5835885.0	-1114.5	45.0	-9.42	249.0
26-LNX-018	674139.0	5835885.0	-1114.3	44.0	-1.44	255.0
26-LNX-019	674139.0	5835885.0	-1114.1	44.8	3.80	276.0
26-LNX-020	674139.0	5835885.1	-1113.8	44.9	9.45	291.0
26-LNX-027	674203.0	5835815.1	-1071.3	46.9	6.42	302.0
26-LNX-028	674203.1	5835815.1	-1070.8	46.3	11.28	351.0
26-LNX-029	674203.0	5835815.0	-1070.5	46.6	14.91	366.0
26-LNX-030	674203.5	5835814.8	-1069.7	45.6	19.18	399.0
26-LNX-031	674202.9	5835814.8	-1069.7	45.7	21.75	339.0
26-LNX-032	674238.0	5835779.4	-1065.2	46.3	-41.31	267.0
26-LNX-033	674238.0	5835779.4	-1064.9	46.0	-28.04	240.0
26-LNX-034	674237.3	5835778.7	-1063.9	45.9	-13.92	240.0
26-LNX-035	674237.7	5835779.1	-1063.6	46.1	1.35	264.0
26-LNX-036	674237.4	5835778.8	-1063.1	46.9	7.25	282.0
26-LNX-037	674203.3	5835814.2	-1070.2	55.8	12.89	312.0
26-LNX-052	674203.1	5835814.5	-1071.6	44.6	-33.56	255.0
26-LNX-054	674203.2	5835814.6	-1071.3	44.3	-19.18	239.0
26-LNX-056	673985.1	5836023.6	-1141.8	46.0	-44.68	303.0
26-LNX-057	673985.2	5836023.7	-1141.7	45.8	-38.79	291.0
26-LNX-058	673985.1	5836023.6	-1141.4	45.1	-32.82	285.0
26-LNX-059	673985.1	5836023.6	-1141.2	44.4	-26.32	279.0
26-LNX-060	673985.1	5836023.7	-1141.1	44.8	-19.99	276.0
26-LNX-111	674203.2	5835814.3	-1069.6	46.1	22.31	417.0
26-LNX-112	673835.2	5836148.6	-1165.6	44.8	-18.03	309.0
26-LNX-113	673835.3	5836148.5	-1165.4	44.6	-12.72	333.0
26-LNX-114	673835.2	5836148.6	-1165.2	44.8	-7.20	366.0
26-NSD01-005W	673224.3	5836094.3	303.5	39.9	-83.15	2220.0
26-NSD01-006W	673224.3	5836094.3	303.5	39.9	-83.15	2277.7
26-NSD01-007W	673224.3	5836094.3	303.5	39.9	-83.15	2359.5

26-NSD01-008W	673224.3	5836094.3	303.5	39.9	-83.15	2320.8
26-NSD02-006W	672948.0	5836415.0	308.1	39.9	-83.15	2337.0
26-NSD02-007W	672948.0	5836415.0	308.1	43.1	-84.47	2382.0
26-NSD02-008W	672948.0	5836415.0	308.1	43.1	-84.47	2451.0
26-NSD02-009W	672948.0	5836415.0	308.1	43.1	-84.47	2361.9
26-NSD03-004W	672781.1	5836640.7	306.7	20.8	-87.06	2406.0
26-NSD03-006W	672781.1	5836640.7	306.7	20.8	-87.06	2422.2
26-NSD03-007W	672781.1	5836640.7	306.7	20.8	-87.06	2468.5
26-NSD03-008W	672781.1	5836640.7	306.7	20.8	-87.06	2532.0
26-NSD03-009W	672781.1	5836640.7	306.7	20.8	-87.06	2544.0
25-PQE-064	674237.8	5835779.2	-1065.7	45.5	-64.08	375.0
26-PQE-001	674060.1	5835957.3	-1128.9	45.3	-69.15	417.0
26-PQE-002	674060.2	5835957.3	-1129.0	41.9	-64.70	375.0
26-PQE-003	674060.2	5835957.3	-1129.0	44.6	-59.55	357.0
26-PQE-004	674060.4	5835957.2	-1128.7	44.5	-55.02	327.0
26-PQE-005	674060.2	5835957.4	-1128.5	44.8	-50.85	309.0
26-PQE-006	674060.2	5835957.4	-1128.4	44.9	-45.60	291.0
26-PQE-007	674060.1	5835957.2	-1128.1	44.9	-40.82	279.0
26-PQE-008	674060.6	5835957.4	-1128.2	42.7	-34.87	270.0
26-PQE-009	674060.3	5835957.4	-1127.9	45.0	-28.29	261.0
26-PQE-012	674139.2	5835885.1	-1115.6	44.9	-61.05	372.0
26-PQE-013	674139.1	5835885.0	-1115.3	45.0	-55.74	330.0
26-PQE-014	674139.1	5835885.0	-1115.1	43.9	-51.77	303.0
26-PQE-015	674139.1	5835885.0	-1115.1	44.4	-47.89	288.0
26-PQE-017	674238.0	5835779.4	-1065.7	44.9	-58.02	342.0
26-PQE-018	674237.9	5835779.2	-1065.2	46.2	-53.47	318.0
26-PQE-029	674203.1	5835814.5	-1072.1	44.8	-58.64	234.0
26-PQE-032	673984.6	5836023.5	-1142.5	42.6	-72.23	484.2
26-PQE-033	673984.7	5836023.5	-1142.4	42.3	-69.11	459.0
26-PQE-034	673984.8	5836023.6	-1142.4	41.1	-66.09	390.0
26-PQE-035	673984.8	5836023.6	-1142.4	41.5	-62.90	375.0
26-PQE-036	673984.9	5836023.7	-1142.4	41.8	-58.95	351.0
26-PQE-054	673910.4	5836088.7	-1154.1	44.2	-72.74	468.0
26-PQE-055	673910.4	5836088.7	-1154.0	45.7	-69.89	444.0
26-PQE-056	673910.4	5836088.7	-1154.0	46.1	-66.20	396.0
26-PQE-057	673910.4	5836088.7	-1154.0	45.0	-63.60	396.0
26-PQE-058	673910.5	5836088.8	-1154.0	46.8	-60.29	375.0
26-RDW-005	678627.3	5832279.2	145.6	59.0	-40.41	312.0
26-RDW-006	678627.3	5832279.2	145.5	58.3	-38.39	327.0
26-RDW-007	678627.4	5832279.3	145.6	58.7	-36.37	315.0
26-RDW-008	678627.3	5832279.2	145.6	58.4	-33.85	312.0
26-RDW-009	678627.0	5832279.3	145.6	58.8	-31.56	291.0
26-RDW-010	678627.1	5832279.3	145.6	59.3	-29.12	294.0
26-RDW-011	676160.8	5834479.7	-280.1	25.7	-30.50	243.0
26-RDW-012	678627.2	5832279.3	145.6	58.8	-26.99	291.0
26-RDW-013	678627.2	5832279.3	145.7	58.8	-23.72	276.0
25-WEL-014	674891.8	5834783.4	-607.9	224.3	43.73	300.0
25-WEL-015	674892.2	5834783.7	-607.7	224.4	51.18	258.0
25-WEL-021	674605.6	5835358.9	-960.1	232.5	-1.42	462.0
25-WEL-022	674605.6	5835358.9	-959.6	232.8	10.16	530.0

Table 2: Musselwhite Near-Mine Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 2.0g/t Au COG	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Including 15.0g/t Au COG	Method
26-CMP-015	8.3	23.0	14.7	11.7	1.71	25.12	2.0m @ 3.74 g/t, 2.0m @ 5.06 g/t	1.0m @ 7.02 g/t			Photon Assays
	50.1	69.0	18.9	17.3	2.94	55.47	3.0m @ 11.87 g/t, 3.8m @ 3.85 g/t	3.0m @ 11.87 g/t, 0.3m @ 6.20 g/t, 0.6m @ 13.72 g/t	1.4m @ 20.31 g/t, 0.6m @ 13.72 g/t	1.4m @ 20.31 g/t, 0.3m @ 15.56 g/t
26-KAZ-002	85.0	86.0	1.0	0.9	2.93	2.93					Photon Assays
	96.3	97.0	0.7	0.6	42.22	29.55	0.7m @ 42.22 g/t	0.7m @ 42.22 g/t	0.7m @ 42.22 g/t	0.7m @ 42.22 g/t
	119.2	124.5	5.3	4.6	1.05	5.55
26-KAZ-003	21.3	26.5	5.2	4.0	0.68	3.55					Photon Assays
26-KAZ-007	13.0	20.0	7.0	5.4	1.47	10.28	2.4m @ 2.83 g/t				Photon Assays
	26.6	31.4	4.8	3.7	1.07	5.16	0.6m @ 5.29 g/t	0.6m @ 5.29 g/t
	45.6	50.3	4.7	1.6	1.13	5.30
	55.4	60.5	5.1	3.3	1.40	7.14	0.8m @ 4.87 g/t
26-KAZ-007A	9.0	15.0	6.0	0.0	0.45	2.70					Photon Assays
Cut off grade 0.4g/t Au, minimum length 5m, maximum consecutive internal waste 4.4m, if Au grade x length > 2 the composite will be added

Table 3: Musselwhite Underground Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Including 15.0g/t Au COG	Method
25-LNX-101	111.0	112.0	1.0	0.9	12.00	12.00	1.0m @ 12.00 g/t	1.0m @ 12.00 g/t		Fire Assay
	211.4	211.8	0.4	0.4	16.00	6.40	0.4m @ 16.00 g/t	0.4m @ 16.00 g/t	0.4m @ 16.00 g/t
	221.4	223.1	1.7	1.5	2.61	4.44
25-PQE-064	257.0	258.0	1.0	1.0	24.00	24.00	1.0m @ 24.00 g/t	1.0m @ 24.00 g/t	1.0m @ 24.00 g/t	Fire Assay
	262.0	263.0	1.0	0.8	4.33	4.33				Fire Assay
	267.0	267.7	0.7	0.6	5.62	3.93	0.7m @ 5.62 g/t			Fire Assay
	284.7	285.0	0.3	0.2	12.60	3.78	0.3m @ 12.60 g/t	0.3m @ 12.60 g/t		Fire Assay
	291.0	292.0	1.0	0.5	9.85	9.85	1.0m @ 9.85 g/t			Fire Assay
25-WEL-014	94.0	98.8	4.8	2.6	3.36	16.14	0.6m @ 5.20 g/t, 1.1m @ 6.83 g/t			Fire Assay
	194.0	198.0	4.0	3.5	3.05	12.20	1.0m @ 7.61 g/t			Fire Assay
25-WEL-015	49.0	51.4	2.4	2.2	3.21	7.72				Fire Assay
	163.3	165.2	1.9	1.8	2.73	5.19				Fire Assay
25-WEL-021	13.0	14.0	1.0	1.0	3.27	3.27				Fire Assay
	200.0	201.0	1.0	1.0	4.87	4.87				Fire Assay
	226.0	227.0	1.0	0.9	4.39	4.39				Fire Assay
25-WEL-022	2.0	3.0	1.0	0.9	16.70	16.70	1.0m @ 16.70 g/t	1.0m @ 16.70 g/t	1.0m @ 16.70 g/t	Fire Assay
26-LNX-001	126.0	131.7	5.7	4.6	2.93	16.70	1.1m @ 10.49 g/t	0.4m @ 18.25 g/t	0.4m @ 18.25 g/t	Fire Assay
	134.0	135.8	1.8	1.5	13.61	24.50	1.8m @ 13.61 g/t	1.8m @ 13.61 g/t	0.5m @ 15.25 g/t	Fire Assay
	193.5	194.7	1.2	1.2	19.04	22.85	1.2m @ 19.04 g/t	0.4m @ 46.60 g/t	0.4m @ 46.60 g/t	Fire Assay
	228.0	230.2	2.2	2.0	21.56	47.43	1.5m @ 29.50 g/t	1.5m @ 29.50 g/t	1.2m @ 33.45 g/t	Fire Assay
	234.2	237.0	2.8	2.5	4.38	12.27	0.8m @ 9.27 g/t			Fire Assay

26-LNX-002	162.0	163.0	1.0	1.0	8.55	8.55	1.0m @ 8.55 g/t			Fire Assay
	174.0	175.0	1.0	1.0	4.27	4.27				Fire Assay
	198.0	198.5	0.5	0.5	7.15	3.58	0.5m @ 7.15 g/t			Fire Assay
	231.2	231.7	0.5	0.5	6.14	3.07	0.5m @ 6.14 g/t			Fire Assay
	235.4	236.0	0.6	0.6	33.20	19.92	0.3m @ 62.30 g/t	0.3m @ 62.30 g/t	0.3m @ 62.30 g/t	Fire Assay
26-LNX-003	132.1	132.5	0.4	0.4	32.10	12.84	0.4m @ 32.10 g/t	0.4m @ 32.10 g/t	0.4m @ 32.10 g/t	Fire Assay
	138.0	139.0	1.0	0.8	4.37	4.37				Fire Assay
	141.2	141.6	0.4	0.3	7.78	3.11	0.4m @ 7.78 g/t			Fire Assay
	202.8	203.3	0.5	0.5	8.72	4.36	0.5m @ 8.72 g/t			Fire Assay
	237.4	241.2	3.8	3.6	16.22	61.62	3.8m @ 16.22 g/t	2.4m @ 22.46 g/t	0.4m @ 25.30 g/t, 1.4m @ 27.34 g/t	Fire Assay
26-LNX-004	141.9	143.0	1.1	1.0	7.46	8.20	0.4m @ 14.00 g/t	0.4m @ 14.00 g/t		Fire Assay
	150.0	151.0	1.0	0.9	4.06	4.06				Fire Assay
	244.9	250.7	5.8	5.7	5.13	29.75	2.9m @ 7.10 g/t	0.4m @ 29.10 g/t	0.4m @ 29.10 g/t	Fire Assay
26-LNX-005	158.0	160.0	2.0	1.9	3.36	6.71				Fire Assay
	253.6	254.4	0.8	0.7	4.06	3.25				Fire Assay
	259.3	260.0	0.7	0.7	34.20	23.94	0.7m @ 34.20 g/t	0.7m @ 34.20 g/t	0.7m @ 34.20 g/t	Fire Assay
	271.0	271.5	0.5	0.5	7.49	3.75	0.5m @ 7.49 g/t			Fire Assay
26-LNX-012	102.0	102.5	0.5	0.4	27.80	13.90	0.5m @ 27.80 g/t	0.5m @ 27.80 g/t	0.5m @ 27.80 g/t	Fire Assay
	175.8	176.8	1.0	0.9	3.12	3.12				Fire Assay
	222.0	222.6	0.6	0.6	5.40	3.24	0.6m @ 5.40 g/t			Fire Assay
	227.0	228.0	1.0	0.8	11.90	11.90	1.0m @ 11.90 g/t	1.0m @ 11.90 g/t		Fire Assay
26-LNX-013	195.0	196.0	1.0	0.9	8.09	8.09	1.0m @ 8.09 g/t			Fire Assay
26-LNX-014	195.3	196.0	0.7	0.7	4.30	3.01				Fire Assay
26-LNX-015	106.8	108.5	1.7	1.7	3.77	6.41	0.6m @ 8.50 g/t			Fire Assay
26-LNX-016	110.0	111.4	1.4	1.4	4.17	5.84	0.4m @ 12.25 g/t	0.4m @ 12.25 g/t		Fire Assay
	179.7	180.9	1.2	1.2	7.68	9.21	0.8m @ 10.22 g/t	0.5m @ 12.85 g/t		Fire Assay
26-LNX-017	154.0	155.0	1.0	1.0	3.65	3.65				Fire Assay
	180.5	181.8	1.3	1.3	10.49	13.64	1.0m @ 12.35 g/t	1.0m @ 12.35 g/t		Fire Assay
	209.0	210.0	1.0	0.9	4.31	4.31				Fire Assay
26-LNX-018	123.8	124.3	0.5	0.4	14.90	7.45	0.5m @ 14.90 g/t	0.5m @ 14.90 g/t		Fire Assay
	127.0	127.4	0.4	0.4	197.00	78.80	0.4m @ 197.00 g/t	0.4m @ 197.00 g/t	0.4m @ 197.00 g/t	Fire Assay
	189.1	191.0	1.9	1.7	10.15	19.28	1.9m @ 10.15 g/t	0.9m @ 11.30 g/t		Fire Assay
	217.3	224.7	7.4	7.2	5.54	40.97	1.4m @ 7.72 g/t, 2.0m @ 12.62 g/t	1.0m @ 16.60 g/t	1.0m @ 16.60 g/t	Fire Assay
26-LNX-019	235.8	237.6	1.8	1.6	9.15	16.47	1.2m @ 13.00 g/t	1.2m @ 13.00 g/t		Fire Assay
26-LNX-020	138.0	139.0	1.0	0.8	5.94	5.94	1.0m @ 5.94 g/t			Fire Assay
	214.0	215.0	1.0	0.8	4.04	4.04				Fire Assay
	229.3	230.5	1.2	0.9	2.70	3.23				Fire Assay
	248.8	253.0	4.2	3.9	14.92	62.67	3.7m @ 16.52 g/t	2.0m @ 25.42 g/t	1.0m @ 39.30 g/t	Fire Assay
26-LNX-027	138.3	139.8	1.5	1.2	12.67	19.01	1.5m @ 12.67 g/t	1.0m @ 14.74 g/t	0.4m @ 21.10 g/t	Fire Assay
	142.4	142.7	0.3	0.2	14.10	4.23	0.3m @ 14.10 g/t	0.3m @ 14.10 g/t		Fire Assay
	247.7	250.2	2.5	2.0	2.16	5.41				Fire Assay
	256.3	263.2	6.9	6.3	10.27	70.89	0.6m @ 17.80 g/t, 4.0m @ 14.00 g/t	0.6m @ 17.80 g/t, 3.4m @ 14.92 g/t	0.6m @ 17.80 g/t, 0.4m @ 19.70 g/t, 0.3m @ 18.40 g/t, 0.5m @ 47.80 g/t	Fire Assay

26-LNX-028	146.2	149.2	3.0	2.1	5.69	17.07	3.0m @ 5.69 g/t	0.3m @ 15.60 g/t, 0.7m @ 10.40 g/t	0.3m @ 15.60 g/t	Fire Assay
	223.5	224.7	1.2	0.9	11.31	13.57	1.2m @ 11.31 g/t	0.5m @ 14.40 g/t		Fire Assay
	260.5	261.4	0.9	0.9	8.91	8.02	0.9m @ 8.91 g/t	0.3m @ 16.10 g/t	0.3m @ 16.10 g/t	Fire Assay
	268.3	271.5	3.2	2.3	6.11	19.54	3.2m @ 6.11 g/t	1.3m @ 10.80 g/t	0.3m @ 21.50 g/t, 0.4m @ 18.40 g/t	Fire Assay
26-LNX-029	156.0	159.4	3.4	2.8	10.49	35.66	0.9m @ 36.10 g/t	0.9m @ 36.10 g/t	0.9m @ 36.10 g/t	Fire Assay
	246.9	249.0	2.1	1.8	3.87	8.12	0.3m @ 17.60 g/t	0.3m @ 17.60 g/t	0.3m @ 17.60 g/t	Fire Assay
	296.3	297.0	0.7	0.6	5.46	3.82	0.7m @ 5.46 g/t			Fire Assay
	302.9	304.8	1.9	1.6	3.42	6.50	0.5m @ 8.70 g/t			Fire Assay
26-LNX-030	208.0	209.0	1.0	0.8	4.48	4.48				Fire Assay
	274.1	275.2	1.1	0.7	4.38	4.81	0.7m @ 5.03 g/t			Fire Assay
	277.7	281.6	3.9	3.3	8.66	33.78	3.3m @ 9.58 g/t	0.7m @ 21.00 g/t	0.7m @ 21.00 g/t	Fire Assay
	323.2	323.9	0.7	0.5	11.70	8.19	0.7m @ 11.70 g/t	0.7m @ 11.70 g/t		Fire Assay
26-LNX-032	167.8	168.9	1.1	0.9	3.01	3.31				Fire Assay
	202.9	203.6	0.7	0.5	7.69	5.38	0.7m @ 7.69 g/t			Fire Assay
	208.6	209.6	1.0	0.8	3.58	3.58				Fire Assay
	229.1	230.9	1.8	1.6	2.51	4.53				Fire Assay
26-LNX-033	186.6	187.6	1.0	0.9	3.52	3.52				Fire Assay
26-LNX-034	106.3	108.8	2.5	2.0	7.27	18.16	0.9m @ 19.03 g/t	0.9m @ 19.03 g/t	0.3m @ 38.50 g/t	Fire Assay
	180.7	181.7	1.0	1.0	10.39	10.39	0.3m @ 28.80 g/t	0.3m @ 28.80 g/t	0.3m @ 28.80 g/t	Fire Assay
26-LNX-035	127.2	128.8	1.6	1.2	4.34	6.94	0.3m @ 11.70 g/t, 0.3m @ 8.08 g/t	0.3m @ 11.70 g/t		Fire Assay
	228.1	231.1	3.0	2.4	7.95	23.85	2.7m @ 8.50 g/t	0.7m @ 15.90 g/t, 1.0m @ 10.73 g/t	0.7m @ 15.90 g/t, 0.3m @ 21.60 g/t	Fire Assay
	235.4	237.1	1.7	1.3	2.66	4.53	0.3m @ 12.10 g/t	0.3m @ 12.10 g/t		Fire Assay
26-LNX-036	129.8	130.7	0.9	0.5	13.12	11.80	0.3m @ 32.50 g/t	0.3m @ 32.50 g/t	0.3m @ 32.50 g/t	Fire Assay
	135.7	138.0	2.3	1.8	2.44	5.62	0.3m @ 6.77 g/t			Fire Assay
	203.8	206.0	2.2	2.1	2.60	5.73	0.5m @ 5.85 g/t, 0.3m @ 5.21 g/t			Fire Assay
	234.4	235.2	0.8	0.8	4.79	3.83	0.4m @ 6.69 g/t			Fire Assay
	240.7	250.7	10.0	8.7	6.59	65.89	5.5m @ 11.27 g/t	5.5m @ 11.27 g/t	0.4m @ 16.00 g/t, 1.0m @ 29.26 g/t, 0.7m @ 19.83 g/t	Fire Assay
26-LNX-037	133.0	134.0	1.0	0.9	3.72	3.72				Fire Assay
	144.5	149.4	4.9	4.3	5.97	29.26	4.1m @ 6.58 g/t	1.5m @ 14.52 g/t	0.9m @ 15.00 g/t	Fire Assay
	203.0	204.0	1.0	0.8	3.21	3.21				Fire Assay
	263.9	266.9	3.0	2.3	9.49	28.46	3.0m @ 9.49 g/t	1.1m @ 23.52 g/t	1.1m @ 23.52 g/t	Fire Assay
	270.0	270.5	0.5	0.3	13.60	6.80	0.5m @ 13.60 g/t	0.5m @ 13.60 g/t		Fire Assay
	289.8	290.8	1.0	0.7	29.80	29.80	1.0m @ 29.80 g/t	1.0m @ 29.80 g/t	1.0m @ 29.80 g/t	Fire Assay
26-LNX-052	193.0	194.0	1.0	0.9	3.05	3.05				Fire Assay
	202.1	202.4	0.3	0.2	33.40	10.02	0.3m @ 33.40 g/t	0.3m @ 33.40 g/t	0.3m @ 33.40 g/t	Fire Assay

26-LNX-054	113.0	115.0	2.0	1.8	3.55	7.11	1.0m @ 5.64 g/t			Fire Assay
26-LNX-056	148.6	151.0	2.4	2.3	7.91	18.97	2.4m @ 7.91 g/t	0.4m @ 23.10 g/t	0.4m @ 23.10 g/t	Fire Assay
	204.0	205.0	1.0	0.9	4.30	4.30				Fire Assay
	242.9	243.4	0.5	0.5	24.80	12.40	0.5m @ 24.80 g/t	0.5m @ 24.80 g/t	0.5m @ 24.80 g/t	Fire Assay
	247.5	247.8	0.3	0.3	14.15	4.25	0.3m @ 14.15 g/t	0.3m @ 14.15 g/t		Fire Assay
	253.1	262.3	9.2	8.5	16.96	156.06	8.5m @ 18.08 g/t	7.2m @ 20.75 g/t	2.8m @ 32.08 g/t, 1.0m @ 37.50 g/t, 0.8m @ 21.40 g/t	Fire Assay
	278.4	279.3	0.9	0.8	3.75	3.38				Fire Assay
26-LNX-057	217.4	218.0	0.6	0.6	12.55	7.53	0.6m @ 12.55 g/t	0.6m @ 12.55 g/t		Fire Assay
	236.2	236.7	0.5	0.5	17.15	8.58	0.5m @ 17.15 g/t	0.5m @ 17.15 g/t	0.5m @ 17.15 g/t	Fire Assay
	246.8	254.4	7.6	5.2	8.08	61.37	3.8m @ 13.07 g/t, 1.1m @ 7.61 g/t	3.8m @ 13.07 g/t, 0.3m @ 15.00 g/t	1.0m @ 27.70 g/t, 0.6m @ 17.65 g/t, 0.3m @ 15.00 g/t	Fire Assay
26-LNX-058	147.1	149.1	2.0	1.8	2.78	5.55	0.4m @ 8.35 g/t			Fire Assay
	215.0	216.0	1.0	0.9	8.09	8.09	1.0m @ 8.09 g/t			Fire Assay
	247.0	255.2	8.2	7.7	10.11	82.88	5.2m @ 15.40 g/t	3.2m @ 21.86 g/t	1.5m @ 34.91 g/t	Fire Assay
26-LNX-059	210.8	212.2	1.4	1.4	7.37	10.31	1.1m @ 8.04 g/t	0.5m @ 11.05 g/t		Fire Assay
	243.0	244.5	1.5	1.4	2.37	3.56				Fire Assay
26-LNX-060	148.0	149.0	1.0	0.9	3.37	3.37				Fire Assay
	243.2	246.2	3.0	3.0	18.09	54.26	3.0m @ 18.09 g/t	1.0m @ 41.60 g/t	1.0m @ 41.60 g/t	Fire Assay
26-LNX-111	317.9	319.3	1.4	1.1	10.00	13.99	0.3m @ 35.40 g/t	0.3m @ 35.40 g/t	0.3m @ 35.40 g/t	Fire Assay
	347.2	348.6	1.4	1.0	7.85	10.99	1.4m @ 7.85 g/t			Fire Assay
	366.0	377.0	11.0	6.7	5.25	57.73	0.9m @ 7.54 g/t, 3.6m @ 11.06 g/t	0.6m @ 52.20 g/t	0.6m @ 52.20 g/t	Fire Assay
	381.5	382.0	0.5	0.3	12.00	6.00	0.5m @ 12.00 g/t	0.5m @ 12.00 g/t		Fire Assay
26-LNX-112	253.0	255.9	2.9	2.8	15.58	45.18	1.3m @ 31.18 g/t	0.9m @ 41.40 g/t	0.9m @ 41.40 g/t	Fire Assay
	268.9	271.0	2.1	2.0	2.11	4.43	0.3m @ 5.27 g/t, 0.3m @ 9.45 g/t			Fire Assay
	300.2	301.4	1.2	1.2	6.86	8.24	0.8m @ 8.47 g/t			Fire Assay
26-LNX-113	262.3	262.9	0.6	0.6	6.56	3.94	0.6m @ 6.56 g/t			Fire Assay
	304.7	305.5	0.8	0.7	4.97	3.98				Fire Assay
	309.0	310.0	1.0	1.0	3.06	3.06				Fire Assay
26-LNX-114	123.6	124.2	0.6	0.5	7.76	4.66	0.6m @ 7.76 g/t			Fire Assay
	315.8	316.7	0.9	0.9	3.43	3.09				Fire Assay
	319.9	320.7	0.8	0.6	6.36	5.09	0.5m @ 7.74 g/t			Fire Assay
	340.0	341.0	1.0	0.9	3.96	3.96				Fire Assay
26-PQE-001	182.1	182.7	0.6	0.4	11.40	6.84	0.6m @ 11.40 g/t	0.6m @ 11.40 g/t		Fire Assay
	202.4	204.1	1.7	0.8	5.19	8.82	1.7m @ 5.19 g/t	0.4m @ 10.60 g/t		Fire Assay
	227.2	230.2	3.0	2.3	3.06	9.17	0.5m @ 6.40 g/t, 0.3m @ 7.99 g/t			Fire Assay
	326.0	327.0	1.0	0.6	5.88	5.88	1.0m @ 5.88 g/t			Fire Assay
	346.0	346.7	0.7	0.7	4.57	3.20	0.4m @ 5.15 g/t			Fire Assay
26-PQE-002	144.5	145.3	0.8	0.5	5.36	4.29	0.8m @ 5.36 g/t			Fire Assay
	185.6	186.2	0.6	0.5	15.80	9.48	0.6m @ 15.80 g/t	0.6m @ 15.80 g/t	0.6m @ 15.80 g/t	Fire Assay
	194.9	197.3	2.4	1.7	8.45	20.29	1.3m @ 13.46 g/t	0.7m @ 19.50 g/t	0.7m @ 19.50 g/t	Fire Assay
	252.0	254.8	2.8	2.4	6.02	16.86	2.5m @ 6.35 g/t	0.7m @ 11.20 g/t		Fire Assay
	303.0	308.0	5.0	4.9	2.53	12.67				Fire Assay
	315.0	315.9	0.9	0.8	5.22	4.70	0.9m @ 5.22 g/t			Fire Assay
	325.9	327.9	2.0	1.0	3.85	7.69	0.6m @ 5.83 g/t			Fire Assay

26-PQE-003	130.0	131.0	1.0	0.8	5.38	5.38	1.0m @ 5.38 g/t			Fire Assay
	208.9	211.2	2.3	1.5	2.78	6.39	0.4m @ 6.96 g/t			Fire Assay
	225.0	226.1	1.1	0.6	11.25	12.38	1.1m @ 11.25 g/t	0.4m @ 22.00 g/t	0.4m @ 22.00 g/t	Fire Assay
	230.0	234.5	4.5	3.4	8.71	39.19	4.0m @ 9.25 g/t	2.0m @ 13.17 g/t	0.5m @ 20.00 g/t, 0.6m @ 27.20 g/t	Fire Assay
	245.3	246.4	1.1	0.8	12.82	14.10	1.1m @ 12.82 g/t	0.7m @ 15.40 g/t	0.7m @ 15.40 g/t	Fire Assay
	288.0	289.9	1.9	1.2	3.62	6.89	0.5m @ 10.60 g/t	0.5m @ 10.60 g/t		Fire Assay
	294.0	298.0	4.0	3.1	2.84	11.38	0.8m @ 5.12 g/t			Fire Assay
	309.6	310.0	0.4	0.2	8.15	3.26	0.4m @ 8.15 g/t			Fire Assay
	313.3	314.2	0.9	0.7	13.50	12.15	0.9m @ 13.50 g/t	0.9m @ 13.50 g/t		Fire Assay
26-PQE-004	133.6	136.2	2.6	2.0	17.77	46.21	2.6m @ 17.77 g/t	2.6m @ 17.77 g/t	0.9m @ 32.90 g/t, 0.9m @ 16.10 g/t	Fire Assay
	203.7	204.6	0.9	0.7	4.53	4.07	0.4m @ 7.59 g/t			Fire Assay
	236.2	237.0	0.8	0.7	7.92	6.33	0.8m @ 7.92 g/t			Fire Assay
	270.0	271.0	1.0	0.8	3.20	3.20				Fire Assay
26-PQE-005	226.0	226.8	0.8	0.7	4.31	3.45				Fire Assay
	231.0	231.6	0.6	0.4	13.80	8.28	0.6m @ 13.80 g/t	0.6m @ 13.80 g/t		Fire Assay
	253.5	255.0	1.5	1.0	6.17	9.26	0.8m @ 7.25 g/t			Fire Assay
	268.8	270.3	1.5	1.2	4.89	7.34	0.6m @ 9.26 g/t			Fire Assay
	279.0	280.0	1.0	0.8	6.49	6.49	1.0m @ 6.49 g/t			Fire Assay
26-PQE-006	109.7	110.3	0.6	0.5	5.40	3.24	0.6m @ 5.40 g/t			Fire Assay
	234.4	243.4	9.0	7.9	3.93	35.37	5.0m @ 5.56 g/t, 0.3m @ 5.92 g/t, 0.4m @ 11.55 g/t	0.4m @ 10.05 g/t, 1.6m @ 10.58 g/t, 0.4m @ 11.55 g/t	0.9m @ 15.25 g/t	Fire Assay
	249.0	249.4	0.4	0.4	12.00	4.80	0.4m @ 12.00 g/t	0.4m @ 12.00 g/t		Fire Assay
26-PQE-007	128.0	129.0	1.0	1.0	3.84	3.84				Fire Assay
	233.8	243.0	9.2	8.8	12.39	114.01	3.4m @ 24.22 g/t, 2.8m @ 9.54 g/t	3.1m @ 25.97 g/t, 0.6m @ 26.90 g/t, 0.6m @ 15.35 g/t	1.1m @ 21.84 g/t, 1.3m @ 40.92 g/t, 0.6m @ 26.90 g/t, 0.6m @ 15.35 g/t	Fire Assay
	245.6	246.9	1.3	1.2	4.63	6.02	0.9m @ 5.60 g/t			Fire Assay
26-PQE-008	231.0	233.2	2.2	1.7	2.71	5.96				Fire Assay
26-PQE-009	124.5	125.1	0.6	0.6	7.43	4.46	0.6m @ 7.43 g/t			Fire Assay
26-PQE-012	165.9	168.0	2.1	2.0	3.23	6.79				Fire Assay
	183.9	185.1	1.2	0.5	30.12	36.14	0.7m @ 49.70 g/t	0.7m @ 49.70 g/t	0.7m @ 49.70 g/t	Fire Assay
	190.9	193.1	2.2	1.4	2.53	5.58	0.5m @ 5.06 g/t			Fire Assay
	220.0	221.3	1.3	0.9	6.55	8.51	1.3m @ 6.55 g/t	0.5m @ 11.20 g/t		Fire Assay
	235.0	236.0	1.0	0.6	3.48	3.48				Fire Assay
	261.7	265.0	3.3	3.0	2.59	8.56				Fire Assay
	269.3	270.0	0.7	0.5	6.07	4.25	0.7m @ 6.07 g/t			Fire Assay
	299.7	301.3	1.6	1.4	6.85	10.96	0.5m @ 14.00 g/t	0.5m @ 14.00 g/t		Fire Assay

26-PQE-013	171.0	172.0	1.0	0.8	17.20	17.20	1.0m @ 17.20 g/t	1.0m @ 17.20 g/t	1.0m @ 17.20 g/t	Fire Assay
	202.8	204.7	1.9	1.9	8.85	16.81	0.7m @ 17.57 g/t	0.7m @ 17.57 g/t	0.7m @ 17.57 g/t	Fire Assay
	211.2	212.6	1.4	1.1	5.93	8.30	0.6m @ 11.50 g/t	0.6m @ 11.50 g/t		Fire Assay
	263.0	264.0	1.0	0.8	5.65	5.65	1.0m @ 5.65 g/t			Fire Assay
	266.1	269.4	3.3	2.6	3.44	11.35	0.8m @ 9.88 g/t	0.3m @ 15.80 g/t	0.3m @ 15.80 g/t	Fire Assay
	280.8	283.6	2.8	2.4	2.08	5.83	0.5m @ 8.40 g/t			Fire Assay
26-PQE-014	212.6	214.8	2.2	1.7	6.04	13.30	1.4m @ 7.91 g/t	0.5m @ 16.90 g/t	0.5m @ 16.90 g/t	Fire Assay
	247.1	247.5	0.4	0.3	11.90	4.76	0.4m @ 11.90 g/t	0.4m @ 11.90 g/t		Fire Assay
26-PQE-015	106.0	107.1	1.1	1.0	5.71	6.28	0.3m @ 10.20 g/t	0.3m @ 10.20 g/t		Fire Assay
	163.2	164.2	1.0	0.7	6.53	6.53	0.7m @ 8.26 g/t			Fire Assay
	181.0	181.3	0.3	0.2	11.60	3.48	0.3m @ 11.60 g/t	0.3m @ 11.60 g/t		Fire Assay
	206.1	207.7	1.6	1.0	3.13	5.01				Fire Assay
	209.9	211.0	1.1	1.0	4.60	5.06	0.6m @ 6.54 g/t			Fire Assay
	214.8	217.8	3.0	2.4	7.99	23.98	3.0m @ 7.99 g/t	0.4m @ 29.70 g/t	0.4m @ 29.70 g/t	Fire Assay
	221.4	222.1	0.7	0.6	5.36	3.75	0.7m @ 5.36 g/t			Fire Assay
26-PQE-017	39.7	41.3	1.6	1.1	2.81	4.49	0.3m @ 7.60 g/t			Fire Assay
	59.7	60.0	0.3	0.3	16.10	4.83	0.3m @ 16.10 g/t	0.3m @ 16.10 g/t	0.3m @ 16.10 g/t	Fire Assay
	108.0	113.4	5.4	4.6	4.65	25.13	2.0m @ 5.15 g/t, 2.3m @ 6.41 g/t	0.4m @ 11.00 g/t, 0.6m @ 17.50 g/t	0.3m @ 22.70 g/t	Fire Assay
	159.7	160.9	1.2	1.0	11.61	13.94	0.6m @ 21.15 g/t	0.6m @ 21.15 g/t	0.6m @ 21.15 g/t	Fire Assay
	216.4	218.2	1.8	1.2	5.80	10.44	1.8m @ 5.80 g/t	0.3m @ 20.20 g/t	0.3m @ 20.20 g/t	Fire Assay
	250.3	250.6	0.3	0.2	133.00	39.90	0.3m @ 133.00 g/t	0.3m @ 133.00 g/t	0.3m @ 133.00 g/t	Fire Assay
	258.9	259.5	0.6	0.5	6.98	4.19	0.6m @ 6.98 g/t			Fire Assay
	269.2	271.0	1.8	1.3	10.42	18.75	1.2m @ 15.05 g/t	1.2m @ 15.05 g/t	0.6m @ 20.35 g/t	Fire Assay
26-PQE-018	109.5	110.1	0.6	0.5	5.49	3.29	0.6m @ 5.49 g/t			Fire Assay
	162.0	162.3	0.3	0.2	120.00	36.00	0.3m @ 120.00 g/t	0.3m @ 120.00 g/t	0.3m @ 120.00 g/t	Fire Assay
	193.2	194.6	1.4	1.1	16.86	23.60	0.8m @ 27.70 g/t	0.8m @ 27.70 g/t	0.8m @ 27.70 g/t	Fire Assay
	208.5	209.1	0.6	0.5	6.68	4.01	0.6m @ 6.68 g/t			Fire Assay
	228.8	230.6	1.8	1.5	3.33	6.00	0.3m @ 6.17 g/t			Fire Assay
	245.2	248.0	2.8	2.3	13.91	38.95	0.7m @ 52.30 g/t	0.7m @ 52.30 g/t	0.7m @ 52.30 g/t	Fire Assay
26-PQE-029	153.2	155.0	1.8	1.5	2.61	4.70				Fire Assay
	169.2	169.9	0.7	0.5	13.85	9.70	0.7m @ 13.85 g/t	0.7m @ 13.85 g/t		Fire Assay
	172.4	174.1	1.7	1.1	28.29	48.09	1.4m @ 33.63 g/t	1.4m @ 33.63 g/t	0.7m @ 52.81 g/t	Fire Assay
	228.4	234.0	5.6	4.0	3.97	22.23	0.4m @ 24.80 g/t, 0.7m @ 8.73 g/t	0.4m @ 24.80 g/t	0.4m @ 24.80 g/t	Fire Assay
26-PQE-032	237.4	239.0	1.6	1.1	6.99	11.18	1.6m @ 6.99 g/t			Fire Assay
	262.8	263.6	0.8	0.6	15.15	12.12	0.8m @ 15.15 g/t	0.8m @ 15.15 g/t	0.8m @ 15.15 g/t	Fire Assay
	290.7	293.0	2.3	1.4	2.73	6.28	0.4m @ 7.15 g/t			Fire Assay
	319.4	319.9	0.5	0.3	12.25	6.13	0.5m @ 12.25 g/t	0.5m @ 12.25 g/t		Fire Assay
26-PQE-033	235.5	235.9	0.4	0.3	9.46	3.78	0.4m @ 9.46 g/t			Fire Assay
	281.0	282.0	1.0	0.6	5.64	5.64	1.0m @ 5.64 g/t			Fire Assay
	324.2	327.0	2.8	2.5	18.91	52.94	2.8m @ 18.91 g/t	2.8m @ 18.91 g/t	2.0m @ 22.25 g/t	Fire Assay
	348.0	353.0	5.0	2.5	2.20	10.98				Fire Assay
26-PQE-034	232.8	233.3	0.5	0.4	8.28	4.14	0.5m @ 8.28 g/t			Fire Assay
	237.8	239.1	1.3	0.8	10.75	13.98	1.0m @ 12.53 g/t	1.0m @ 12.53 g/t	0.3m @ 22.20 g/t	Fire Assay
	269.0	270.2	1.2	0.7	6.44	7.73	0.6m @ 10.40 g/t	0.6m @ 10.40 g/t		Fire Assay
	372.7	374.4	1.7	1.3	2.17	3.69				Fire Assay

26-PQE-035	166.3	168.0	1.7	1.5	4.18	7.10				Fire Assay
	185.0	186.0	1.0	0.9	8.68	8.68	1.0m @ 8.68 g/t			Fire Assay
	213.0	214.0	1.0	0.8	5.57	5.57	1.0m @ 5.57 g/t			Fire Assay
	238.0	239.0	1.0	0.8	3.55	3.55				Fire Assay
	258.6	262.9	4.3	3.4	6.85	29.46	1.2m @ 20.44 g/t	0.5m @ 42.20 g/t	0.5m @ 42.20 g/t	Fire Assay
	267.5	271.2	3.7	2.8	5.13	19.00	3.2m @ 5.40 g/t	0.3m @ 20.70 g/t	0.3m @ 20.70 g/t	Fire Assay
	308.6	311.0	2.4	1.8	3.54	8.50	0.9m @ 5.36 g/t			Fire Assay
	314.8	315.6	0.8	0.6	7.19	5.75	0.8m @ 7.19 g/t			Fire Assay
	324.6	328.5	3.9	2.6	4.62	18.02	0.4m @ 9.38 g/t, 0.6m @ 19.55 g/t	0.6m @ 19.55 g/t	0.6m @ 19.55 g/t	Fire Assay
	331.3	334.6	3.3	2.2	4.53	14.95	0.4m @ 16.05 g/t, 0.9m @ 7.88 g/t	0.4m @ 16.05 g/t	0.4m @ 16.05 g/t	Fire Assay
26-PQE-036	253.0	254.0	1.0	0.7	9.07	9.07	1.0m @ 9.07 g/t			Fire Assay
	300.0	300.8	0.8	0.6	5.50	4.40	0.3m @ 6.94 g/t			Fire Assay
	310.5	313.7	3.2	2.4	16.56	53.00	3.2m @ 16.56 g/t	2.2m @ 20.69 g/t	0.5m @ 51.20 g/t, 0.4m @ 36.20 g/t	Fire Assay
26-PQE-054	252.0	253.0	1.0	0.4	471.00	471.00	1.0m @ 471.00 g/t	1.0m @ 471.00 g/t	1.0m @ 471.00 g/t	Fire Assay
	264.2	265.8	1.6	1.2	9.34	14.94	1.6m @ 9.34 g/t	0.8m @ 10.50 g/t		Fire Assay
	283.4	284.6	1.2	1.0	3.41	4.10				Fire Assay
	366.2	367.7	1.5	1.1	5.45	8.17	0.7m @ 6.67 g/t			Fire Assay
	422.0	425.2	3.2	2.3	5.19	16.60	2.2m @ 6.33 g/t	0.3m @ 11.55 g/t		Fire Assay
26-PQE-055	154.1	154.7	0.6	0.5	5.66	3.40	0.6m @ 5.66 g/t			Fire Assay
	295.0	295.6	0.6	0.3	34.90	20.94	0.6m @ 34.90 g/t	0.6m @ 34.90 g/t	0.6m @ 34.90 g/t	Fire Assay
	304.1	305.5	1.4	0.5	4.09	5.72	0.4m @ 8.93 g/t			Fire Assay
	393.0	395.5	2.5	1.3	6.02	15.06	1.1m @ 9.11 g/t			Fire Assay
26-PQE-056	28.0	29.0	1.0	0.7	3.96	3.96				Fire Assay
	285.9	286.7	0.8	0.7	16.78	13.43	0.8m @ 16.78 g/t	0.4m @ 26.60 g/t	0.4m @ 26.60 g/t	Fire Assay
	338.9	340.1	1.2	1.0	3.64	4.37				Fire Assay
	355.0	359.0	4.0	3.6	7.04	28.16	2.0m @ 11.31 g/t	1.0m @ 15.25 g/t	1.0m @ 15.25 g/t	Fire Assay
26-PQE-057	283.9	287.8	3.9	3.5	4.94	19.26	1.4m @ 11.46 g/t	1.1m @ 12.44 g/t	0.3m @ 17.25 g/t	Fire Assay
	292.4	296.0	3.6	2.8	8.03	28.91	2.6m @ 10.05 g/t	2.6m @ 10.05 g/t		Fire Assay
	328.3	330.0	1.7	1.0	3.33	5.66				Fire Assay
	349.9	351.0	1.1	0.8	11.95	13.15	1.1m @ 11.95 g/t	1.1m @ 11.95 g/t		Fire Assay
26-PQE-058	185.3	188.7	3.4	1.4	7.84	26.66	0.4m @ 50.90 g/t	0.4m @ 50.90 g/t	0.4m @ 50.90 g/t	Fire Assay
	284.6	285.8	1.2	0.7	8.26	9.92	1.2m @ 8.26 g/t			Fire Assay
	287.9	290.3	2.4	1.5	16.83	40.40	2.1m @ 18.93 g/t	0.7m @ 45.60 g/t	0.7m @ 45.60 g/t	Fire Assay
	324.3	324.6	0.3	0.2	19.50	5.85	0.3m @ 19.50 g/t	0.3m @ 19.50 g/t	0.3m @ 19.50 g/t	Fire Assay
	329.2	337.9	8.7	5.8	5.31	46.15	0.7m @ 6.19 g/t, 2.5m @ 11.68 g/t, 0.5m @ 10.75 g/t	1.5m @ 15.84 g/t, 0.5m @ 10.75 g/t	0.8m @ 19.90 g/t	Fire Assay
	342.6	343.7	1.1	0.7	6.05	6.66	0.7m @ 7.47 g/t			Fire Assay
26-RDW-005	289.1	291.8	2.7	1.8	4.24	11.46	0.3m @ 6.25 g/t			Fire Assay
26-RDW-006	243.0	245.0	2.0	1.5	2.24	4.49				Fire Assay
26-RDW-007	267.4	267.9	0.5	0.4	7.45	3.72	0.5m @ 7.45 g/t			Fire Assay
	272.0	277.4	5.4	2.3	5.38	29.05	4.3m @ 6.26 g/t	0.6m @ 24.90 g/t	0.6m @ 24.90 g/t	Fire Assay
	292.0	305.2	13.2	6.6	9.55	126.02	12.2m @ 10.14 g/t	8.0m @ 10.61 g/t, 3.8m @ 10.15 g/t	0.6m @ 31.10 g/t, 0.6m @ 25.90 g/t, 0.4m @ 23.20 g/t, 0.8m @ 15.50 g/t	Fire Assay

26-RDW-008	112.5	114.6	2.1	1.7	5.09	10.69	0.4m @ 18.40 g/t	0.4m @ 18.40 g/t	0.4m @ 18.40 g/t	Fire Assay
	254.8	256.6	1.8	1.5	2.36	4.24				Fire Assay
26-RDW-009	90.7	91.5	0.8	0.6	4.64	3.71				Fire Assay
	108.2	110.3	2.1	1.9	7.65	16.06	2.1m @ 7.65 g/t	1.0m @ 11.89 g/t		Fire Assay
	231.6	233.4	1.8	1.4	2.36	4.25				Fire Assay
	234.8	236.0	1.2	0.8	2.59	3.11				Fire Assay
26-RDW-010	108.1	108.6	0.5	0.5	7.19	3.60	0.5m @ 7.19 g/t			Fire Assay
	231.0	232.0	1.0	0.7	9.34	9.34	1.0m @ 9.34 g/t			Fire Assay
	245.4	246.8	1.4	0.7	3.28	4.59				Fire Assay
	268.1	269.4	1.3	0.8	5.11	6.64	0.3m @ 13.90 g/t	0.3m @ 13.90 g/t		Fire Assay
26-RDW-011	9.8	13.3	3.5	3.3	2.61	9.13	0.6m @ 9.30 g/t			Fire Assay
	105.8	106.1	0.3	0.3	17.50	5.25	0.3m @ 17.50 g/t	0.3m @ 17.50 g/t	0.3m @ 17.50 g/t	Fire Assay
	151.5	154.1	2.6	1.8	2.55	6.64	0.3m @ 11.50 g/t	0.3m @ 11.50 g/t		Fire Assay
26-RDW-012	105.2	105.8	0.6	0.5	17.35	10.41	0.6m @ 17.35 g/t	0.3m @ 24.90 g/t	0.3m @ 24.90 g/t	Fire Assay
	116.7	119.3	2.6	2.4	6.29	16.35	2.6m @ 6.29 g/t	0.3m @ 34.10 g/t	0.3m @ 34.10 g/t	Fire Assay
	200.4	202.9	2.5	1.9	8.23	20.57	0.5m @ 34.70 g/t	0.5m @ 34.70 g/t	0.5m @ 34.70 g/t	Fire Assay
	223.7	227.0	3.3	0.7	3.01	9.93	1.0m @ 6.78 g/t	0.3m @ 11.70 g/t		Fire Assay
	232.1	234.9	2.8	1.9	3.89	10.91	0.8m @ 7.37 g/t, 0.6m @ 5.15 g/t			Fire Assay
26-RDW-013	232.9	233.5	0.6	0.3	9.52	5.71	0.6m @ 9.52 g/t			Fire Assay
Cut off grade 2.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 2.0m, if Au grade x length > 3 the composite will be added

Table 4: Musselwhite Deep Directional Composite Drill Results

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Including 15.0g/t Au COG	Method
26-NSD01-005W	1968.9	1969.7	0.8	0.6	7.00	5.60	0.8m @ 7.00 g/t			Fire Assay
	2021.0	2021.7	0.7	0.5	4.40	3.08
	2099.8	2100.6	0.8	0.7	19.10	15.28	0.8m @ 19.10 g/t	0.8m @ 19.10 g/t	0.8m @ 19.10 g/t
26-NSD01-006W	2075.0	2087.4	12.4	5.4	5.77	71.53	4.2m @ 13.01 g/t, 1.0m @ 6.21 g/t	3.2m @ 16.25 g/t	0.7m @ 38.20 g/t, 0.4m @ 24.50 g/t	Fire Assay
26-NSD01-007W	2038.5	2039.4	0.9	0.5	4.78	4.30				Fire Assay
	2041.6	2042.6	1.0	0.6	8.00	8.00	1.0m @ 8.00 g/t
	2052.5	2053.3	0.8	0.3	4.98	3.98
	2058.1	2061.8	3.7	1.5	4.34	16.06	1.3m @ 11.07 g/t	0.7m @ 13.35 g/t
	2069.5	2070.3	0.8	0.2	5.53	4.42	0.8m @ 5.53 g/t
	2082.0	2082.9	0.9	0.3	9.90	8.91	0.6m @ 13.75 g/t	0.6m @ 13.75 g/t
26-NSD01-008W	2040.0	2040.5	0.5	0.3	6.17	3.09	0.5m @ 6.17 g/t			Photon Assay
	2075.8	2078.3	2.5	1.1	2.68	6.69
	2083.3	2090.3	7.0	4.0	5.10	35.73	7.0m @ 5.10 g/t	0.7m @ 11.02 g/t
	2092.5	2115.4	22.9	16.5	10.00	228.99	20.9m @ 10.79 g/t	1.5m @ 21.34 g/t, 0.7m @ 21.19 g/t, 5.9m @ 19.56 g/t	0.6m @ 37.10 g/t, 0.7m @ 21.19 g/t, 0.5m @ 23.74 g/t, 1.4m @ 43.07 g/t
	2137.5	2143.1	5.6	3.7	3.53	19.77	0.4m @ 14.87 g/t, 0.6m @ 13.59 g/t	0.4m @ 14.87 g/t, 0.6m @ 13.59 g/t
	2185.1	2186.0	0.9	0.4	11.87	10.68	0.9m @ 11.87 g/t	0.9m @ 11.87 g/t
	2227.3	2231.0	3.7	1.3	3.03	11.19

26-NSD02-006W	1638.7	1639.1	0.4	0.3	23.10	9.24	0.4m @ 23.10 g/t	0.4m @ 23.10 g/t	0.4m @ 23.10 g/t	Fire Assay
	2181.6	2182.7	1.1	0.6	3.56	3.92
	2197.9	2198.3	0.4	0.2	16.85	6.74	0.4m @ 16.85 g/t	0.4m @ 16.85 g/t	0.4m @ 16.85 g/t
	2202.7	2204.5	1.8	1.0	6.70	12.06	1.0m @ 8.35 g/t
26-NSD02-007W	2218.7	2221.3	2.6	1.3	12.30	31.99	2.3m @ 13.52 g/t	2.0m @ 14.69 g/t	0.6m @ 32.34 g/t	Photon Assay
	2310.0	2311.0	1.0	0.7	3.79	3.79
26-NSD02-008W	2211.9	2212.8	0.9	0.3	288.74	259.87	0.3m @ 863.00 g/t	0.3m @ 863.00 g/t	0.3m @ 863.00 g/t	Fire Assay
	2219.5	2220.3	0.8	0.3	27.51	22.01	0.8m @ 27.51 g/t	0.8m @ 27.51 g/t	0.8m @ 27.51 g/t
	2222.7	2224.3	1.6	0.6	37.24	59.58	1.6m @ 37.24 g/t	1.6m @ 37.24 g/t	1.6m @ 37.24 g/t
	2276.7	2281.8	5.1	2.9	4.73	24.13	0.7m @ 5.68 g/t, 1.4m @ 11.24 g/t	0.6m @ 13.79 g/t		Photon Assay
26-NSD02-009W	2208.3	2211.0	2.7	2.3	2.67	7.22				Fire Assay
	2216.2	2220.4	4.2	4.0	3.48	14.63
	2232.0	2252.5	20.5	13.2	7.31	149.82	17.0m @ 8.48 g/t	0.9m @ 12.05 g/t, 2.7m @ 15.01 g/t	1.2m @ 21.07 g/t
	2266.2	2268.6	2.4	2.0	4.63	11.11	0.4m @ 7.8 g/t
26-NSD03-006W	2234.0	2235.0	1.0	0.6	6.43	6.43	1.0m @ 6.43 g/t			Fire Assay
	2386.0	2387.0	1.0	0.8	6.22	6.22	1.0m @ 6.22 g/t			Photon Assay
26-NSD03-007W	2383.7	2384.0	0.3	0.2	16.36	4.91	0.3m @ 16.36 g/t	0.3m @ 16.36 g/t	0.3m @ 16.36 g/t	Photon Assay
	2386.1	2386.7	0.6	0.4	5.31	3.19	0.6m @ 5.31 g/t
26-NSD03-008W	2203.0	2204.0	1.0	0.7	9.62	9.62	1.0m @ 9.62 g/t			Fire Assay
	2426.5	2428.5	2.0	0.8	4.15	8.30	0.3m @ 5.87 g/t, 0.5m @ 6.34 g/t			Photon Assay
26-NSD03-009W	2402.7	2404.8	2.1	1.4	12.80	26.88	0.6m @ 42.60 g/t	0.6m @ 42.60 g/t	0.6m @ 42.60 g/t	Fire Assay
	2422.0	2423.4	1.4	1.2	3.19	4.47	0.3m @ 6.60 g/t			Photon Assay
Cut off grade 2.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 2.0m, if Au grade x length > 3 the composite will be added

Table 5: Valentine Drill Hole Collar Information

Hole ID	Coordinate X	Coordinate Y	Coordinate Z	Azimuth (degrees)	Dip (degrees)	End Depth (m)
B6-25-003	483032.5	5356832.9	353.7	169.9	-44.3	323.0
BN-26-001	490898.7	5359115.1	392.8	343.1	-77.62	275.0
BN-26-002	491003.3	5359288.4	372.0	162.6	-55.20	200.0
BN-26-003	491103.1	5359211.8	387.7	342.9	-64.97	281.0
BN-26-004	491060.7	5359285.3	379.3	343.4	-75.92	338.0
BN-26-005	491832.4	5359623.3	370.4	344.0	-73.78	353.0
BN-26-006	491653.0	5359551.0	378.6	343.5	-70.38	251.0
BN-26-007	491670.2	5359582.2	372.5	342.9	-58.12	287.0
BN-26-008	491596.2	5359523.4	382.9	342.5	-74.25	266.0
BN-26-009	491791.0	5359621.1	370.1	341.1	-78.16	365.0
BN-26-010	491564.5	5359489.2	382.7	342.7	-72.74	218.0
BN-26-011	491423.8	5359406.3	387.7	341.9	-70.61	260.0
BN-26-012	491776.0	5359658.8	365.1	344.2	-77.71	332.0
BN-26-013	491759.1	5359612.9	368.9	343.9	-78.34	302.0
BN-26-014	491746.3	5359580.8	371.4	343.2	-64.64	302.0
BN-26-017	491026.2	5359192.4	386.9	346.5	-75.01	303.0
BN-26-018	490951.4	5359243.3	379.3	343.3	-78.30	311.0
BN-26-019	491052.7	5359234.4	383.8	342.8	-75.29	305.0
BN-26-020	490948.6	5359166.5	388.6	341.9	-77.82	308.0
BN-26-021	490817.0	5359159.2	385.7	343.2	-75.60	290.0
BN-26-022	490841.4	5359096.1	393.1	342.9	-78.07	230.0
BN-26-024	490780.6	5358958.6	406.3	344.1	-77.94	313.0
BN-26-027	491443.6	5359474.6	380.4	343.3	-70.58	251.0
BP-25-001	489261.7	5357845.2	431.3	30.9	-67.21	428.0
BP-25-002	489353.0	5357946.0	431.0	65.1	-64.51	446.0
BP-25-003	489354.8	5358072.0	432.2	72.9	-55.66	533.0
BP-25-004	489716.4	5358184.5	430.7	49.5	-76.16	521.0
BP-25-005	489757.1	5358258.1	431.3	72.7	-70.01	443.0
BP-25-006	490101.2	5358286.6	431.7	344.1	-74.18	322.0
BP-25-007	490100.9	5358287.3	431.8	344.2	-73.22	748.0
BP-25-008	490193.7	5358496.5	430.0	48.8	-72.79	467.0
BP-25-009	490044.5	5358262.5	431.6	19.3	-65.07	391.0
BP-25-010	490202.9	5358688.9	419.8	163.1	-65.02	437.0
BP-25-012	490044.4	5358263.0	431.3	14.8	-62.84	434.0
BP-26-014	489660.4	5358002.2	414.3	162.4	-45.01	158.0
BP-26-016	489594.1	5357962.7	408.0	162.0	-44.53	98.0
BP-26-021	489163.7	5358693.5	357.3	89.8	-69.84	1409.0
C6-25-005	486002.6	5358274.8	328.5	223.4	-44.75	611.0
C7-25-002	485036.4	5355852.5	363.9	41.7	-59.07	671.0
D6-25-001	487750.7	5357748.0	347.4	163.1	-44.10	452.0
D7-26-002	489064.9	5354900.5	352.3	309.7	-45.36	337.0
D7-26-005	488849.2	5354738.8	345.0	130.5	-45.47	353.0
FZ-25-117	485539.0	5355485.3	402.3	342.7	-62.50	323.0
FZ-25-127	485766.8	5355524.7	399.7	343.4	-55.01	299.0
FZ-25-140	486061.4	5355717.1	383.2	343.0	-65.15	302.0
FZ-25-141	485255.1	5355391.5	409.5	342.8	-51.57	251.0
FZ-25-143	485296.2	5355376.7	408.0	343.2	-56.42	272.0

FZ-25-147	485244.4	5355366.5	414.6	342.6	-48.33	296.0
FZ-25-149	485207.6	5355378.4	414.3	343.0	-56.39	320.0
FZ-25-150	485189.9	5355351.4	413.8	343.2	-60.63	254.0
FZ-25-152	485181.1	5355399.5	409.3	343.3	-58.85	320.0
FZ-25-154	485151.0	5355414.8	407.2	343.1	-71.79	146.0
FZ-25-155	485150.9	5355414.8	407.3	342.3	-67.82	239.0
FZ-25-157	485130.7	5355394.4	408.1	343.7	-72.09	293.0
FZ-25-158	486115.7	5355801.4	383.7	343.6	-74.97	302.0
FZ-25-159	485114.3	5355402.1	407.5	342.4	-61.57	260.0
FZ-25-161	486065.5	5355801.1	384.0	341.3	-75.16	317.0
FZ-25-162	485233.9	5355494.2	399.3	344.0	-64.70	242.0
FZ-25-163	485205.1	5355472.8	397.0	342.6	-60.67	302.0
FZ-25-165	484980.3	5355357.1	419.0	343.1	-57.82	206.0
FZ-26-167	485904.8	5355622.7	390.5	342.9	-62.57	503.0
FZ-26-168	485834.1	5355642.7	395.1	343.1	-67.71	539.0
FZ-26-169	485712.1	5355536.9	402.6	343.1	-59.23	407.0
FZ-26-170	485580.3	5355546.6	403.5	342.4	-65.28	395.0
FZ-26-171	485473.4	5355487.2	404.8	342.6	-58.75	503.0
FZ-26-173	485393.0	5355487.8	406.4	343.2	-60.24	398.0
FZ-26-174	485232.7	5355418.8	405.4	342.8	-60.07	401.0
FZ-26-175	485052.9	5355434.8	405.1	342.3	-60.01	302.0
FZ-26-178	484884.5	5355362.4	414.5	342.7	-60.37	386.0
FZ-26-180	484822.0	5355404.1	408.2	343.1	-59.35	266.0
FZ-26-182	484840.6	5355345.4	418.4	342.8	-60.38	320.0
LP-24-001	486530.3	5355879.0	379.5	342.3	-59.23	731.0
LP-24-002	486103.7	5355916.9	382.6	53.5	-66.47	476.0
LP-25-003	486279.1	5355811.9	383.3	55.5	-65.77	152.0
LP-25-004	486204.7	5355830.5	382.2	341.6	-69.65	410.0
LP-25-005	486227.8	5355795.7	382.7	55.1	-65.10	293.0
LP-25-006	486239.0	5355719.5	383.3	343.7	-64.80	167.0
MA-24-489	492714.5	5360463.8	350.3	33.6	-59.49	1016.0
MA-24-490	492078.1	5359867.2	354.9	29.5	-64.93	497.0
MA-25-491	492304.7	5359946.9	343.5	343.8	-70.10	615.0
MA-25-492	492296.8	5360012.6	344.1	20.5	-64.84	1022.9
MA-25-493	492647.6	5360250.4	354.7	343.1	-78.36	683.0
MA-25-494	492856.9	5360422.0	353.8	343.0	-82.68	785.0
MA-26-495	492007.6	5359915.6	354.0	162.7	-49.37	271.0
MA-26-496	492039.8	5359764.7	365.4	342.5	-59.57	302.0
MA-26-497	491944.3	5359697.3	368.0	341.2	-74.47	461.0
MA-26-498	491887.9	5359897.7	351.5	163.4	-51.56	251.0
MA-26-499	491817.2	5359675.4	367.2	343.6	-64.79	251.0
MA-26-501	491846.0	5359779.0	357.3	162.5	-75.32	290.0
MA-26-502	491825.3	5359738.0	359.3	162.5	-74.88	239.0
MA-26-503	491800.6	5359736.6	358.8	164.1	-81.05	347.0
MG-25-001	491879.3	5360399.4	343.6	343.2	-69.90	260.0
MG-25-002	491793.5	5360340.2	346.8	342.9	-60.07	200.0
MG-25-003	491727.2	5360261.8	344.1	340.4	-69.88	254.0
MG-25-004	491816.1	5360282.7	344.7	342.9	-59.52	89.0
MG-25-005	491909.0	5360426.4	342.3	343.4	-61.31	230.0
MG-25-006	491811.3	5360304.4	346.9	342.0	-55.86	200.0
MG-25-007	491806.0	5360455.1	346.3	144.9	-44.65	251.0
MG-25-008	491736.1	5360401.5	348.7	144.6	-45.38	251.0

MG-25-010	491686.4	5360335.5	344.6	145.3	-44.07	230.0
MG-25-012	491864.1	5360524.2	347.1	145.2	-45.28	152.0
MT-26-029	485838.0	5363855.0	327.0	341.3	-44.67	524.0
MT-26-030	486235.5	5364788.0	377.9	190.7	-44.63	293.0
MT-26-031	486229.3	5364702.4	371.9	213.7	-43.20	200.0
MT-26-033	486226.1	5364592.8	380.1	0.3	-75.52	221.0
MT-26-035	485962.8	5364491.9	360.2	3.7	-74.66	311.0
MT-26-039	486400.8	5364120.3	343.1	165.1	-45.58	299.0
MT-26-041	486569.4	5364202.2	351.9	344.2	-45.62	326.0
SQ-24-002	508163.1	5363791.6	352.6	1.6	-49.61	179.0
SQ-24-007	507530.4	5363741.0	348.5	170.0	-65.00	113.0
STS-26-001	488326.6	5357789.7	398.4	345.3	-75.35	305.0
STS-26-008	488096.2	5357395.3	390.0	343.6	-69.82	254.0
STS-26-009	488143.6	5357512.0	391.6	342.5	-70.57	275.0
STS-26-010	488187.4	5357610.2	388.9	343.3	-69.16	218.0
SZ-24-002	487865.9	5357054.7	389.9	163.1	-49.61	226.0
SZ-24-004	487991.0	5357235.2	393.8	342.4	-64.72	467.0
SZ-24-005	488036.1	5357263.4	392.0	343.7	-65.33	317.0
SZ-24-007	487384.3	5356888.7	398.2	342.4	-59.94	356.0
SZ-24-008	487051.6	5356724.7	417.8	343.3	-74.98	326.0
SZ-24-009	487044.7	5356763.7	419.3	343.9	-68.31	263.0
SZ-24-011	486959.1	5356694.0	405.8	343.0	-52.53	443.0
SZ-24-012	486830.3	5356488.8	400.7	342.7	-61.78	301.0
SZ-25-013	487153.7	5356731.4	411.6	342.6	-54.60	314.0
SZ-25-014	487114.0	5356692.4	417.0	341.4	-59.36	513.5
SZ-25-016	487233.9	5356708.7	404.6	343.4	-59.02	726.7
SZ-25-017	486957.7	5356681.1	405.4	343.5	-60.89	323.0
SZ-25-018	487310.4	5356833.2	406.8	340.8	-59.82	443.0
SZ-25-019	487192.5	5356632.3	400.0	342.9	-59.83	404.0
SZ-25-020	487166.8	5356700.0	409.9	343.4	-60.96	578.0
SZ-25-021	487384.1	5356891.0	398.1	162.8	-64.66	332.0
SZ-25-022	488620.7	5357744.8	414.4	342.7	-83.56	353.0
SZ-26-024	488488.2	5357670.3	406.9	345.9	-84.87	293.0
SZ-26-025	488528.2	5357695.7	409.0	345.8	-84.09	284.0
SZ-26-026	488566.7	5357723.5	411.4	345.1	-84.15	302.0
SZ-26-027	488594.9	5357671.2	415.1	162.6	-65.63	404.0
SZ-26-028	488644.2	5357624.6	417.2	342.9	-70.46	305.0
SZ-26-029	488598.6	5357576.4	409.6	342.7	-70.14	251.0
SZ-26-030	488482.6	5357539.0	409.0	343.1	-71.15	275.0
SZ-26-033	488644.1	5357821.4	414.2	342.9	-78.43	302.0
SZ-26-036	488464.0	5357593.5	415.7	343.4	-70.03	296.0
SZ-26-037	488529.8	5357587.1	412.0	341.5	-70.67	284.0
SZ-26-039	488506.9	5357752.1	404.8	342.8	-82.94	386.0
SZ-26-041	488459.4	5357722.0	403.4	343.2	-83.83	389.7
SZ-26-042	489001.4	5357883.2	429.6	342.9	-75.29	305.0
SZ-26-044	488326.2	5357347.0	395.9	343.7	-65.19	380.0
SZ-26-045	488080.3	5357519.5	384.8	161.0	-64.88	609.5
SZ-26-051	488141.5	5357318.9	385.7	343.6	-69.66	295.7
TR-24-001	493472.5	5361099.5	313.4	343.9	-59.80	641.0
TR-24-002	493331.0	5361326.6	307.6	164.0	-69.81	383.0
TR-24-003	493604.8	5361131.1	333.0	30.7	-69.94	257.8
TR-24-004	493551.2	5361088.9	329.9	345.1	-77.06	485.0
VGD-24-105	496297.9	5365214.5	264.4	149.3	-45.28	452.0
VGD-24-106	496555.5	5365088.5	259.7	298.7	-45.39	392.0
WP-26-015	482729.5	5355154.4	326.4	0.2	-44.18	307.0

Table 6: Valentine Composite Drill Results

Hole ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 1.0g/t COG	Including 3.0g/t COG	Including 10.0g/t COG	Including 15.0g/t COG
B6-25-003	26.0	27.0	1.0	1.0	0.73	0.73
	253.0	254.0	1.0	1.0	1.33	1.33
BN-26-001	10.0	38.4	28.4	27.0	1.53	43.29	21.4m @ 1.99 g/t	5.0m @ 6.33 g/t	0.9m @ 28.68 g/t	0.9m @ 28.68 g/t
	101.0	102.0	1.0	1.0	1.27	1.27
	124.0	124.3	0.3	0.3	14.95	4.78	0.3m @ 14.95 g/t	0.3m @ 14.95 g/t
	133.4	158.0	24.6	23.4	1.02	25.04	20.0m @ 1.14 g/t	0.6m @ 26.66 g/t	0.6m @ 26.66 g/t	0.6m @ 26.66 g/t
	169.0	174.1	5.1	4.8	1.79	9.13	1.1m @ 7.92 g/t	1.1m @ 7.92 g/t
	215.0	216.0	1.0	1.0	0.59	0.59
	243.0	244.0	1.0	1.0	0.52	0.52
BN-26-002	27.4	31.3	3.9	3.6	1.22	4.78	3.9m @ 1.22 g/t
	58.0	62.0	4.0	3.7	2.34	9.36	4.0m @ 2.34 g/t	1.3m @ 5.27 g/t
	135.0	137.0	1.9	1.8	2.10	4.09	1.9m @ 2.10 g/t
BN-26-003	91.0	92.0	1.0	1.0	0.49	0.49
	98.0	113.0	15.0	14.3	0.31	4.62
	116.0	117.2	1.2	1.1	0.56	0.64
	135.0	157.0	22.0	20.9	0.56	12.28	1.0m @ 2.53 g/t, 4.1m @ 1.13 g/t
	164.0	171.0	7.0	6.7	0.43	3.04	1.0m @ 1.72 g/t
	189.0	190.0	1.0	1.0	2.93	2.93	1.0m @ 2.93 g/t
	196.9	198.0	1.1	1.0	0.52	0.58
BN-26-004	17.9	26.0	8.1	7.7	0.40	3.22	1.1m @ 1.98 g/t
	37.0	41.0	4.0	3.8	0.86	3.44	1.0m @ 2.78 g/t
	48.8	49.9	1.1	1.0	4.95	5.24	1.1m @ 4.95 g/t	1.1m @ 4.95 g/t
	57.2	83.0	25.8	24.6	0.59	15.14	6.0m @ 1.65 g/t	1.0m @ 7.16 g/t
	95.3	101.4	6.2	5.9	2.05	12.59	6.2m @ 2.05 g/t	0.7m @ 8.68 g/t, 1.4m @ 3.56 g/t
	113.0	141.0	28.0	26.8	0.34	9.40	4.3m @ 1.19 g/t
	144.0	147.0	3.0	2.9	0.35	1.06
	167.9	169.0	1.2	1.1	1.18	1.36
	181.0	182.0	1.0	1.0	1.29	1.29
	268.0	270.0	2.0	1.9	1.10	2.24	1.0m @ 1.56 g/t
	288.0	295.0	7.0	6.7	0.66	4.63	1.0m @ 3.92 g/t
	317.0	318.0	1.0	1.0	0.61	0.61
BN-26-005	18.0	19.4	1.4	1.3	3.01	4.18	0.7m @ 5.32 g/t
	28.2	68.0	39.8	38.1	1.81	72.15	15.0m @ 1.47 g/t, 10.0m @ 4.78 g/t	0.6m @ 9.64 g/t, 1.5m @ 6.20 g/t, 5.4m @ 8.51 g/t	2.1m @ 17.76 g/t	0.9m @ 31.36 g/t
	78.0	94.0	16.0	15.3	1.52	24.37	16.0m @ 1.52 g/t	2.0m @ 4.16 g/t, 1.0m @ 7.16 g/t
	109.0	110.0	1.0	1.0	1.17	1.17
	117.0	125.0	8.0	7.7	1.66	13.28	4.0m @ 2.87 g/t	0.8m @ 8.92 g/t
	132.0	150.2	18.2	17.4	3.04	55.36	0.8m @ 2.46 g/t, 0.5m @ 97.00 g/t	0.5m @ 97.00 g/t	0.5m @ 97.00 g/t	0.5m @ 97.00 g/t
	158.4	202.4	44.0	42.0	3.57	157.03	1.6m @ 23.38 g/t, 22.2m @ 5.19 g/t	1.6m @ 23.38 g/t, 1.0m @ 9.01 g/t, 5.0m @ 16.65 g/t, 1.0m @ 8.62 g/t	1.6m @ 23.38 g/t, 1.0m @ 74.51 g/t	1.0m @ 29.38 g/t, 1.0m @ 74.51 g/t
	210.0	211.0	1.0	1.0	1.25	1.25
	215.5	216.3	0.8	0.8	0.63	0.51
	253.0	254.1	1.1	1.1	0.53	0.58
	265.0	272.5	7.5	7.2	0.75	5.63	1.0m @ 4.33 g/t
	286.1	291.0	4.9	4.7	1.18	5.76	3.9m @ 1.32 g/t
	312.0	313.0	1.0	1.0	0.64	0.64

BN-26-006	20.0	20.5	0.5	0.5	1.30	0.65
	78.5	82.5	4.1	3.9	0.86	3.47	1.1m @ 2.36 g/t
	100.5	103.0	2.6	2.4	9.17	23.39	0.5m @ 41.79 g/t	0.5m @ 41.79 g/t	0.5m @ 41.79 g/t	0.5m @ 41.79 g/t
	136.6	137.0	0.4	0.4	10.72	4.29	0.4m @ 10.72 g/t
	145.2	145.6	0.4	0.3	6.98	2.44	0.4m @ 6.98 g/t
	184.4	186.0	1.6	1.5	0.76	1.21
	227.0	228.2	1.2	1.1	0.49	0.59
	235.5	236.0	0.5	0.5	9.94	4.97	0.5m @ 9.94 g/t	0.5m @ 9.94 g/t
	246.4	251.0	4.6	4.4	0.79	3.64	1.0m @ 3.13 g/t
BN-26-007	47.3	51.0	3.7	3.5	4.37	16.07	1.0m @ 14.62 g/t	1.0m @ 14.62 g/t	1.0m @ 14.62 g/t
	63.9	80.5	16.6	15.6	0.93	15.39	8.8m @ 1.45 g/t, 0.5m @ 2.86 g/t	1.2m @ 5.72 g/t
	97.0	98.0	1.0	0.9	0.58	0.58
	113.0	114.0	1.0	0.9	0.53	0.53
	135.0	137.5	2.5	2.3	0.52	1.30
BN-26-008	42.6	45.0	2.4	2.3	0.56	1.35
	65.2	70.5	5.3	5.1	1.02	5.40	5.3m @ 1.02 g/t
	95.0	96.0	1.0	1.0	1.07	1.07
	113.1	126.0	12.9	12.3	1.40	18.08	7.1m @ 2.42 g/t	1.2m @ 7.50 g/t, 1.2m @ 4.81 g/t
	135.8	147.8	12.0	11.5	1.53	18.42	5.8m @ 3.06 g/t	0.9m @ 7.58 g/t, 0.8m @ 11.49 g/t	0.8m @ 11.49 g/t
	188.0	201.0	13.0	12.4	0.36	4.62	1.0m @ 1.54 g/t, 1.0m @ 2.30 g/t
	222.0	230.0	8.0	7.7	0.39	3.12	1.0m @ 1.87 g/t
	253.0	259.0	6.0	5.7	0.36	2.16
	264.0	265.0	1.0	1.0	1.22	1.22
BN-26-009	48.0	50.0	2.0	1.9	0.77	1.55
	123.0	124.0	1.0	1.0	0.58	0.58
	131.0	132.0	1.0	1.0	1.56	1.56	1.0m @ 1.56 g/t
	160.0	171.0	11.0	10.5	0.57	6.27	0.4m @ 5.71 g/t, 1.0m @ 3.06 g/t
	181.4	191.1	9.7	9.2	0.56	5.40	1.5m @ 1.71 g/t
	298.0	299.0	1.0	1.0	0.56	0.56
	320.0	321.0	1.0	1.0	0.57	0.57
	354.0	355.0	1.0	1.0	0.88	0.88
BN-26-010	90.5	90.8	0.3	0.3	16.36	4.91	0.3m @ 16.36 g/t	0.3m @ 16.36 g/t
	128.0	129.0	1.0	1.0	0.82	0.82
BN-26-011	57.0	59.0	2.0	1.9	0.58	1.14
	75.0	87.0	12.0	11.5	0.41	4.88	0.9m @ 1.88 g/t, 1.0m @ 1.57 g/t
	169.0	170.0	1.0	1.0	0.61	0.61

BN-26-012	120.0	121.0	1.0	1.0	0.56	0.56
	134.3	135.0	0.7	0.6	0.80	0.53
	184.1	185.0	0.9	0.8	1.76	1.55	0.9m @ 1.76 g/t
	202.4	204.6	2.2	2.1	4.15	9.08	2.2m @ 4.15 g/t	1.1m @ 7.74 g/t
BN-26-013	92.1	92.7	0.5	0.5	3.45	1.83	0.5m @ 3.45 g/t
	115.3	124.8	9.5	9.0	6.48	61.54	9.5m @ 6.48 g/t	6.3m @ 9.54 g/t	1.0m @ 42.82 g/t	1.0m @ 42.82 g/t
	216.0	220.0	4.0	3.8	0.87	3.48	1.0m @ 2.08 g/t
	230.0	231.0	1.0	1.0	0.59	0.59
	271.4	272.0	0.6	0.6	1.55	0.98
BN-26-014	36.3	37.2	0.9	0.8	1.00	0.87
	48.0	50.0	2.0	1.9	0.71	1.41
	56.9	60.0	3.1	3.0	1.58	4.92	1.2m @ 3.26 g/t
	67.8	68.4	0.6	0.6	1.14	0.68
	87.8	89.5	1.7	1.6	0.93	1.58
	157.4	161.0	3.6	3.4	0.75	2.69
	178.0	179.0	1.0	1.0	0.75	0.75
	208.0	208.7	0.7	0.6	60.19	39.12	0.7m @ 60.18 g/t	0.7m @ 60.18 g/t	0.7m @ 60.18 g/t	0.7m @ 60.18 g/t
BN-26-017	14.0	15.5	1.5	1.4	0.64	0.97
	30.0	31.0	1.0	1.0	2.02	2.02	1.0m @ 2.02 g/t
	65.0	66.0	1.0	1.0	1.08	1.08
	72.0	73.0	1.0	1.0	0.51	0.51
	125.0	126.0	1.0	1.0	6.23	6.23	1.0m @ 6.23 g/t	1.0m @ 6.23 g/t
	133.0	170.0	37.0	35.4	0.63	23.26	14.0m @ 1.39 g/t	3.0m @ 4.47 g/t
	178.0	179.0	1.0	1.0	1.86	1.86	1.0m @ 1.86 g/t
	187.0	190.0	3.0	2.9	1.30	3.91	1.0m @ 3.26 g/t
	200.0	227.0	27.0	25.8	1.27	34.27	1.0m @ 18.22 g/t, 9.0m @ 1.43 g/t	1.0m @ 18.22 g/t, 1.0m @ 4.60 g/t	1.0m @ 18.22 g/t	1.0m @ 18.22 g/t
	234.0	240.0	6.0	5.7	1.02	6.12	4.0m @ 1.33 g/t
BN-26-018	33.0	50.0	17.0	16.2	0.32	5.46	0.9m @ 2.60 g/t
	57.0	62.0	5.0	4.8	0.47	2.36	1.0m @ 1.71 g/t
	74.0	75.0	1.0	1.0	1.50	1.50
	102.0	116.0	14.0	13.3	0.43	6.02	1.0m @ 3.13 g/t, 1.0m @ 1.79 g/t
	135.0	136.0	1.0	1.0	0.63	0.63
	145.0	151.0	6.0	5.7	0.50	2.98	0.7m @ 2.29 g/t
	180.0	191.0	11.0	10.5	1.16	12.72	9.0m @ 1.33 g/t	1.0m @ 7.79 g/t
	204.0	205.0	1.0	1.0	2.22	2.22	1.0m @ 2.22 g/t
	212.8	213.2	0.5	0.4	2.35	1.10
	302.2	305.0	2.9	2.7	1.23	3.49	2.9m @ 1.23 g/t
BN-26-019	19.0	21.0	2.0	1.9	0.47	0.94
	37.0	38.0	1.0	1.0	0.63	0.63
	43.0	44.0	1.0	1.0	1.32	1.32
	49.0	52.0	3.0	2.9	0.40	1.21
	75.0	80.4	5.4	5.2	0.46	2.48	1.4m @ 1.13 g/t
	99.0	100.0	1.0	1.0	5.47	5.47	1.0m @ 5.46 g/t	1.0m @ 5.46 g/t
	107.0	133.0	26.0	24.8	1.03	26.84	1.0m @ 2.68 g/t, 10.2m @ 2.11 g/t	2.0m @ 7.13 g/t
	142.0	163.0	21.0	20.1	0.34	7.17	1.0m @ 2.04 g/t
	175.0	176.0	1.0	1.0	1.07	1.07
	262.5	265.8	3.3	3.2	0.31	1.01
BN-26-020	17.0	19.0	2.0	1.9	0.54	1.08
	48.8	49.6	0.8	0.8	0.94	0.78
	58.0	61.0	3.0	2.9	0.68	2.05	1.0m @ 1.61 g/t
	84.7	85.0	0.3	0.3	1.66	0.58
	107.0	108.0	1.0	0.9	0.98	0.93
	166.0	167.0	1.0	1.0	2.16	2.16	1.0m @ 2.16 g/t
	270.0	271.0	1.0	1.0	0.97	0.97

BN-26-021	22.0	23.0	1.0	1.0	1.04	1.04
	69.0	70.5	1.5	1.4	0.80	1.20
	252.0	281.0	29.0	27.7	2.02	58.65	17.2m @ 3.30 g/t	0.4m @ 110.45 g/t, 2.2m @ 3.25 g/t	0.4m @ 110.45 g/t	0.4m @ 110.45 g/t
BN-26-022	63.0	69.0	6.0	5.7	0.37	2.20	1.0m @ 1.64 g/t
	84.0	85.0	1.0	1.0	0.49	0.49
	90.0	91.0	1.0	0.9	0.73	0.70
	153.0	154.0	1.0	1.0	7.45	7.45	1.0m @ 7.45 g/t	1.0m @ 7.45 g/t
	164.5	165.0	0.6	0.5	6.38	3.51	0.6m @ 6.38 g/t
BN-26-024	60.0	67.0	7.0	6.7	0.52	3.65	1.0m @ 2.28 g/t
	74.7	75.2	0.5	0.5	2.40	1.20
	94.7	96.0	1.3	1.3	1.46	1.96
	107.8	108.2	0.4	0.4	2.11	0.84
	118.0	119.0	1.0	1.0	1.23	1.23
	135.0	136.0	1.0	1.0	0.96	0.96
	145.9	150.0	4.1	3.9	0.93	3.80	2.1m @ 1.67 g/t
	165.0	166.0	1.0	1.0	0.49	0.49
	308.2	309.3	1.1	1.1	0.60	0.69
BN-26-027	17.8	35.0	17.2	16.5	1.04	17.95	13.2m @ 1.21 g/t
	107.9	114.0	6.1	5.8	0.97	5.91	1.1m @ 4.15 g/t
	162.9	165.7	2.8	2.7	0.94	2.60	0.8m @ 2.59 g/t
	183.1	208.0	25.0	23.9	0.60	15.07	2.2m @ 4.24 g/t, 1.0m @ 1.83 g/t	2.2m @ 4.24 g/t
	217.2	217.9	0.6	0.6	1.92	1.17
	224.9	225.8	0.9	0.9	0.54	0.49
BP-25-001	10.0	16.0	6.0	5.4	1.32	7.94	1.0m @ 6.58 g/t	1.0m @ 6.58 g/t
	91.0	94.0	3.0	2.7	1.22	3.66	1.0m @ 2.30 g/t
	117.0	118.0	1.0	0.9	0.53	0.53
	124.0	125.0	1.0	0.9	1.03	1.03
	154.0	155.0	1.0	0.9	0.88	0.88
	167.0	168.0	1.0	0.9	7.03	7.03	1.0m @ 7.02 g/t	1.0m @ 7.02 g/t
	196.0	197.0	1.0	0.9	0.78	0.78
	232.0	233.0	1.0	0.9	0.98	0.98
BP-25-002	81.0	83.0	2.0	1.8	1.11	2.23
	102.0	104.0	2.0	1.8	0.36	0.71
	114.0	115.0	1.0	0.9	0.80	0.80
	181.0	190.0	9.0	8.1	2.07	18.61	4.0m @ 4.12 g/t	2.0m @ 6.46 g/t
	210.0	215.0	5.0	4.5	0.42	2.10
	249.0	258.0	9.0	8.1	0.31	2.79
BP-25-003	79.0	82.0	3.0	2.7	0.39	1.17
	187.0	190.0	3.0	2.7	1.24	3.72	1.0m @ 2.06 g/t
	236.0	237.0	1.0	0.9	0.82	0.82
	269.0	270.0	1.0	0.9	1.61	1.61	1.0m @ 1.60 g/t
	316.0	317.0	1.0	0.9	0.72	0.72
	322.0	323.0	1.0	0.9	0.80	0.80
	338.0	339.0	1.0	0.9	0.91	0.91
	346.0	365.0	19.0	17.1	0.49	9.33	2.0m @ 1.55 g/t
	427.0	428.0	1.0	0.9	0.49	0.49

BP-25-004	61.0	66.0	5.0	4.3	0.46	2.28
	99.0	106.0	7.0	6.0	0.92	6.41	1.0m @ 4.25 g/t
	118.0	119.0	1.0	0.9	0.50	0.50
	130.0	132.0	2.0	1.7	1.30	2.61	1.0m @ 2.08 g/t
	211.0	221.0	10.0	8.6	0.37	3.72
	244.0	245.0	1.0	0.9	1.09	1.09
	404.0	405.0	1.0	0.9	0.97	0.97
BP-25-005	33.0	40.0	7.0	6.2	0.34	2.35	1.0m @ 1.68 g/t
	55.0	66.0	11.0	9.7	0.57	6.22	1.0m @ 3.09 g/t
	136.0	142.0	6.0	5.3	1.23	7.40	1.0m @ 4.58 g/t	1.0m @ 4.58 g/t
	221.0	222.0	1.0	0.9	0.82	0.82
	281.0	289.0	8.0	7.1	1.34	10.74	8.0m @ 1.34 g/t	2.0m @ 3.98 g/t
	298.0	299.0	1.0	0.9	10.01	10.01	1.0m @ 10.01 g/t	1.0m @ 10.01 g/t	1.0m @ 10.01 g/t
	393.0	397.0	4.0	3.5	1.06	4.24	4.0m @ 1.06 g/t
BP-25-006	16.0	18.0	2.0	1.7	1.09	2.18
	53.0	61.0	8.0	6.9	2.83	22.65	3.0m @ 7.16 g/t	1.0m @ 17.28 g/t	1.0m @ 17.28 g/t	1.0m @ 17.28 g/t
	113.0	114.0	1.0	0.9	9.48	9.48	1.0m @ 9.48 g/t	1.0m @ 9.48 g/t
	132.0	156.0	24.0	20.8	3.58	85.83	22.0m @ 3.85 g/t	4.0m @ 3.23 g/t, 6.0m @ 10.16 g/t	2.0m @ 27.02 g/t	1.0m @ 39.37 g/t
	188.0	193.0	5.0	4.3	0.75	3.77	1.0m @ 1.53 g/t
	204.0	217.0	13.0	11.3	3.72	48.30	13.0m @ 3.72 g/t	2.0m @ 15.50 g/t	1.0m @ 26.54 g/t	1.0m @ 26.54 g/t
	239.0	241.0	2.0	1.7	1.88	3.75	1.0m @ 2.92 g/t
BP-25-007	16.0	18.0	2.0	1.8	0.43	0.86
	27.0	28.0	1.0	0.9	0.58	0.58
	56.0	73.0	17.0	14.9	0.63	10.68	1.0m @ 3.03 g/t, 1.0m @ 3.28 g/t
	87.0	88.0	1.0	0.9	4.23	4.23	1.0m @ 4.23 g/t
	96.0	97.0	1.0	0.9	2.13	2.13	1.0m @ 2.13 g/t
	110.0	111.0	1.0	0.9	0.94	0.94
	131.0	149.0	18.0	15.8	1.11	20.00	10.0m @ 1.79 g/t	1.0m @ 4.78 g/t, 1.0m @ 7.51 g/t
	170.0	171.0	1.0	0.9	0.57	0.57
	181.0	199.0	18.0	15.8	1.73	31.07	13.0m @ 2.25 g/t	2.0m @ 8.49 g/t	1.0m @ 13.77 g/t
	207.0	215.0	8.0	7.0	1.77	14.13	7.0m @ 1.91 g/t	1.0m @ 8.73 g/t
	222.0	227.0	5.0	4.4	0.71	3.54	1.0m @ 2.30 g/t
	235.0	236.0	1.0	0.9	0.59	0.59
	267.0	268.0	1.0	0.9	0.90	0.90
	339.0	340.0	1.0	0.9	0.48	0.48
	411.0	412.0	1.0	0.9	0.65	0.65
	420.0	421.0	1.0	0.9	0.82	0.82
	447.0	461.0	14.0	12.3	0.37	5.11
	476.0	477.0	1.0	0.9	2.40	2.40	1.0m @ 2.40 g/t
	492.0	493.0	1.0	0.9	1.02	1.02
	516.0	526.0	10.0	8.8	0.70	6.96	1.0m @ 4.80 g/t	1.0m @ 4.80 g/t
	621.0	622.0	1.0	0.9	0.92	0.92
BP-25-008	23.0	26.0	3.0	2.6	0.30	0.90
	48.0	55.0	7.0	6.1	0.37	2.61
	112.0	113.0	1.0	0.9	1.07	1.07
	251.0	252.0	1.0	0.9	0.64	0.64
	264.0	265.0	1.0	0.9	0.57	0.57
	303.0	327.0	24.0	21.0	0.47	11.38	5.0m @ 1.01 g/t, 1.0m @ 2.10 g/t
	372.0	394.0	22.0	19.3	0.48	10.65	3.0m @ 2.47 g/t	1.0m @ 4.71 g/t
	403.0	406.0	3.0	2.6	0.40	1.20

BP-25-009	23.0	31.0	8.0	7.2	1.51	12.07	7.0m @ 1.64 g/t	3.0m @ 3.07 g/t
	57.0	58.0	1.0	0.9	1.00	1.00
	70.0	77.0	7.0	6.3	3.45	24.18	7.0m @ 3.45 g/t	1.0m @ 17.98 g/t	1.0m @ 17.98 g/t	1.0m @ 17.98 g/t
	96.0	97.0	1.0	0.9	0.50	0.50
	109.0	130.0	21.0	18.8	1.27	26.64	1.0m @ 18.40 g/t, 2.0m @ 1.70 g/t	1.0m @ 18.40 g/t	1.0m @ 18.40 g/t	1.0m @ 18.40 g/t
	146.0	152.0	6.0	5.4	1.88	11.30	4.0m @ 2.73 g/t	1.0m @ 4.87 g/t
	159.0	168.0	9.0	8.1	1.91	17.20	8.0m @ 2.08 g/t	1.0m @ 7.37 g/t, 1.0m @ 5.86 g/t
	184.0	232.0	48.0	43.0	1.21	57.89	26.0m @ 1.89 g/t, 2.0m @ 1.45 g/t	2.0m @ 17.79 g/t	1.0m @ 26.16 g/t	1.0m @ 26.16 g/t
	317.0	318.0	1.0	0.9	0.54	0.54
	325.0	326.0	1.0	0.9	0.64	0.64
	331.0	332.0	1.0	0.9	0.46	0.46
BP-25-010	38.0	39.0	1.0	0.9	3.65	3.65	1.0m @ 3.65 g/t
	98.0	101.0	3.0	2.7	0.33	0.99
	296.0	298.0	2.0	1.8	2.24	4.48	1.0m @ 3.83 g/t
	334.0	352.0	18.0	16.1	0.78	14.09	4.0m @ 1.48 g/t, 6.0m @ 1.15 g/t
	369.0	372.0	3.0	2.7	9.06	27.17	3.0m @ 9.06 g/t	2.0m @ 12.44 g/t	1.0m @ 16.39 g/t	1.0m @ 16.39 g/t
BP-26-014	56.0	57.0	1.0	0.9	2.98	2.98	1.0m @ 2.98 g/t
BP-26-016	23.0	24.0	1.0	0.9	2.02	2.02	1.0m @ 2.02 g/t
BP-26-021	333.0	334.0	1.0	0.9	1.43	1.43
	581.0	581.9	0.9	0.8	0.85	0.80
	978.0	978.5	0.5	0.4	1.72	0.79
C6-25-005	335.0	336.0	1.0	1.0	0.95	0.95
C7-25-002	129.0	133.0	4.0	4.0	0.43	1.72
	431.0	433.0	2.0	2.0	0.69	1.37
	603.0	604.0	1.0	1.0	0.46	0.46
D6-25-001	232.0	233.0	1.0	0.7	1.76	1.76	1.0m @ 1.76 g/t
	352.0	353.0	1.0	0.7	0.59	0.59
D7-26-002	67.2	72.0	4.8	4.8	2.51	12.00	4.8m @ 2.51 g/t	0.8m @ 9.38 g/t
D7-26-005	101.0	102.0	1.0	1.0	1.36	1.36
	236.0	236.7	0.7	0.7	1.61	1.06
FZ-25-117	8.0	26.0	18.0	16.4	0.39	7.01	1.0m @ 3.58 g/t
	37.0	47.0	10.0	9.1	0.36	3.61
	63.0	64.0	1.0	0.9	0.98	0.98
	71.0	74.0	3.0	2.7	2.17	6.51	3.0m @ 2.17 g/t	1.0m @ 4.68 g/t
	196.0	200.0	4.0	3.6	6.92	27.69	3.0m @ 9.09 g/t	2.0m @ 13.08 g/t	1.0m @ 22.79 g/t	1.0m @ 22.79 g/t
	252.0	253.0	1.0	0.9	0.52	0.52
	270.0	271.0	1.0	0.9	0.46	0.46
	296.0	321.0	25.0	22.8	0.53	13.19	4.0m @ 2.12 g/t	1.0m @ 6.86 g/t
	8.0	9.0	1.0	0.9	6.10	6.10	1.0m @ 6.10 g/t	1.0m @ 6.10 g/t
	193.0	194.0	1.0	0.9	0.71	0.71
	208.0	209.0	1.0	0.9	1.10	1.10
	236.0	237.0	1.0	0.9	0.55	0.55
	239.0	249.0	10.0	8.9	0.33	3.34
	285.0	286.0	1.0	0.9	1.71	1.71	1.0m @ 1.71 g/t

FZ-25-140	257.0	258.0	1.0	0.9	0.46	0.46
	272.0	273.0	1.0	0.9	3.54	3.54	1.0m @ 3.54 g/t
FZ-25-141	85.0	86.0	1.0	0.9	0.58	0.58
	93.0	95.0	2.0	1.7	0.41	0.82
	207.0	208.0	1.0	0.9	1.20	1.20
	234.0	236.0	2.0	1.7	0.37	0.73
	245.0	246.0	1.0	0.9	0.71	0.71
FZ-25-143	28.0	29.0	1.0	0.9	2.19	2.19	1.0m @ 2.19 g/t
	72.0	75.0	3.0	2.7	0.87	2.62	1.0m @ 1.53 g/t
FZ-25-147	27.0	28.0	1.0	0.9	0.63	0.63
	52.0	57.0	5.0	4.3	0.62	3.12	1.0m @ 2.60 g/t
	87.0	116.0	29.0	24.8	0.45	13.14	1.0m @ 5.51 g/t, 1.0m @ 1.55 g/t	1.0m @ 5.51 g/t
	124.0	125.0	1.0	0.9	0.59	0.59
	223.0	227.0	4.0	3.4	0.50	2.01
	240.0	259.0	19.0	16.3	1.25	23.77	12.0m @ 1.90 g/t	2.0m @ 8.12 g/t	1.0m @ 11.39 g/t
	287.0	288.0	1.0	0.9	1.52	1.52	1.0m @ 1.52 g/t
FZ-25-149	13.0	16.0	3.0	2.7	0.45	1.35
	32.0	58.0	26.0	23.2	0.57	14.89	1.0m @ 4.57 g/t, 3.0m @ 2.15 g/t	1.0m @ 4.57 g/t, 1.0m @ 4.78 g/t
	93.0	94.0	1.0	0.9	1.89	1.89	1.0m @ 1.89 g/t
	121.0	122.0	1.0	0.9	0.63	0.63
	229.0	230.0	1.0	0.9	0.59	0.59
	242.0	243.0	1.0	0.9	1.23	1.23
	272.0	274.0	2.0	1.8	0.37	0.75
	275.0	277.0	2.0	1.8	0.33	0.67
	287.0	289.0	2.0	1.8	0.57	1.13
FZ-25-150	14.0	15.0	1.0	0.9	0.50	0.50
	26.0	27.0	1.0	0.9	0.82	0.82
	34.0	35.0	1.0	0.9	0.46	0.46
	41.0	42.0	1.0	0.9	0.87	0.87
	58.0	61.0	3.0	2.7	3.25	9.75	1.0m @ 8.74 g/t	1.0m @ 8.74 g/t
	113.0	117.0	4.0	3.6	0.50	1.99
	127.0	128.0	1.0	0.9	1.17	1.17
	167.0	183.0	16.0	14.5	0.31	4.96
	210.0	215.0	5.0	4.5	0.50	2.51
	238.0	241.0	3.0	2.7	0.43	1.30
FZ-25-152	168.0	170.0	2.0	1.8	0.60	1.21
	173.0	174.0	1.0	0.9	0.51	0.51
	179.0	180.0	1.0	0.9	0.93	0.93
	244.0	249.0	5.0	4.5	0.32	1.59
	287.0	288.0	1.0	0.9	0.54	0.54
	303.0	319.0	16.0	14.5	0.70	11.18	1.0m @ 1.83 g/t, 3.0m @ 1.34 g/t
FZ-25-154	127.0	128.0	1.0	0.9	3.75	3.75	1.0m @ 3.75 g/t
	137.0	141.0	4.0	3.7	0.74	2.94	1.0m @ 1.62 g/t
FZ-25-155	19.0	21.0	2.0	1.8	0.72	1.43
	90.0	91.0	1.0	0.9	0.53	0.53
	139.0	187.0	48.0	44.1	0.44	21.09	6.0m @ 1.10 g/t, 1.0m @ 2.47 g/t
	225.0	239.0	14.0	12.9	0.78	10.97	5.0m @ 1.49 g/t	1.0m @ 5.45 g/t

FZ-25-157	3.4	22.0	18.6	17.1	0.41	7.56
	29.0	40.0	11.0	10.1	3.47	38.19	1.0m @ 36.51 g/t	1.0m @ 36.51 g/t	1.0m @ 36.51 g/t	1.0m @ 36.51 g/t
	84.0	85.0	1.0	0.9	0.57	0.57
	110.0	112.0	2.0	1.8	1.40	2.80	2.0m @ 1.40 g/t
	141.0	147.0	6.0	5.5	0.33	1.99
	163.0	164.0	1.0	0.9	0.49	0.49
	188.0	189.0	1.0	0.9	0.95	0.95
	200.0	202.0	2.0	1.8	0.93	1.87
FZ-25-158	51.0	54.0	3.0	2.7	0.77	2.31
	171.0	179.0	8.0	7.3	1.36	10.88	5.0m @ 1.97 g/t	1.0m @ 7.93 g/t
FZ-25-159	23.0	25.0	2.0	1.8	0.47	0.94
	51.0	52.0	1.0	0.9	5.05	5.05	1.0m @ 5.05 g/t	1.0m @ 5.05 g/t
	104.0	105.0	1.0	0.9	0.98	0.98
	170.0	171.0	1.0	0.9	0.47	0.47
	192.0	210.0	18.0	16.4	0.89	16.01	3.0m @ 2.44 g/t, 1.0m @ 4.28 g/t
	219.0	220.0	1.0	0.9	0.57	0.57
	242.0	251.0	9.0	8.2	0.72	6.48	1.0m @ 2.88 g/t
FZ-25-161	12.0	26.0	14.0	12.8	0.31	4.31	1.0m @ 2.34 g/t
	37.0	38.0	1.0	0.9	0.54	0.54
FZ-25-162	149.0	153.0	4.0	3.7	0.43	1.71
	166.0	167.0	1.0	0.9	0.54	0.54
	171.0	174.0	3.0	2.7	0.34	1.03
	180.0	181.0	1.0	0.9	1.63	1.63	1.0m @ 1.63 g/t
	192.0	202.0	10.0	9.1	0.82	8.23	3.0m @ 2.02 g/t
FZ-25-163	152.0	158.0	6.0	5.4	1.93	11.57	6.0m @ 1.93 g/t	1.0m @ 8.51 g/t
	174.0	177.0	3.0	2.7	1.00	2.99
	249.0	250.0	1.0	0.9	0.67	0.67
	258.0	260.0	2.0	1.8	0.79	1.57
	276.0	292.0	16.0	14.5	0.31	5.02
FZ-25-165	56.0	64.0	8.0	7.2	1.03	8.24	2.0m @ 3.02 g/t	1.0m @ 4.83 g/t
	97.0	101.0	4.0	3.6	0.82	3.26	1.0m @ 1.82 g/t
	125.0	154.0	29.0	26.0	0.97	28.09	1.0m @ 1.80 g/t, 1.0m @ 21.49 g/t	1.0m @ 21.49 g/t	1.0m @ 21.49 g/t	1.0m @ 21.49 g/t
	163.0	164.0	1.0	0.9	0.62	0.62
	169.0	170.0	1.0	0.9	1.15	1.15
	183.0	201.0	18.0	16.2	0.43	7.67	2.0m @ 1.83 g/t
FZ-26-167	133.5	134.6	1.1	1.0	4.76	5.24	1.1m @ 4.76 g/t	1.1m @ 4.76 g/t
	179.0	180.1	1.1	1.0	2.59	2.85	0.6m @ 3.93 g/t
	214.0	215.0	1.0	0.9	11.35	11.35	1.0m @ 11.34 g/t	1.0m @ 11.34 g/t	1.0m @ 11.34 g/t
	244.0	258.9	14.9	13.6	1.06	15.83	2.0m @ 5.76 g/t, 0.5m @ 5.95 g/t	1.0m @ 8.90 g/t	0.3m @ 18.95 g/t
	289.9	316.0	26.2	23.9	1.98	51.87	22.2m @ 2.27 g/t	0.5m @ 46.26 g/t, 3.4m @ 3.81 g/t	0.5m @ 46.26 g/t	0.5m @ 46.26 g/t
	322.8	371.2	48.5	44.3	0.65	31.48	6.8m @ 1.19 g/t, 13.7m @ 1.15 g/t	1.0m @ 4.84 g/t, 0.8m @ 8.70 g/t
	387.5	392.0	4.5	4.1	6.74	30.35	4.5m @ 6.74 g/t	4.0m @ 7.40 g/t	1.0m @ 22.10 g/t	1.0m @ 22.10 g/t
	419.4	420.8	1.4	1.3	0.36	0.50
	428.7	429.0	0.3	0.3	7.95	2.38	0.3m @ 7.95 g/t
FZ-26-168	187.0	189.0	2.0	1.8	0.80	1.60
	198.0	218.5	20.5	18.8	4.01	82.14	17.0m @ 4.78 g/t	3.0m @ 24.28 g/t	1.0m @ 10.27 g/t, 0.5m @ 116.68 g/t	0.5m @ 116.68 g/t
	230.5	252.5	22.0	20.2	4.00	88.05	22.0m @ 4.00 g/t	6.1m @ 10.25 g/t, 2.0m @ 6.76 g/t	0.5m @ 82.25 g/t	0.5m @ 82.25 g/t
	273.0	286.0	13.0	11.9	1.49	19.38	6.0m @ 3.15 g/t	1.0m @ 8.88 g/t, 1.0m @ 4.98 g/t
	293.9	312.8	19.0	17.4	0.39	7.39	1.0m @ 3.91 g/t
	318.9	319.2	0.3	0.3	5.86	2.05	0.3m @ 5.86 g/t
	334.0	340.1	6.1	5.6	0.83	5.06	2.3m @ 1.23 g/t
	346.8	348.0	1.2	1.1	0.55	0.68
	355.0	362.0	7.0	6.4	3.75	26.28	7.0m @ 3.75 g/t	2.8m @ 7.36 g/t	0.8m @ 14.57 g/t
	394.3	395.0	0.8	0.7	2.54	1.91	0.8m @ 2.54 g/t
	423.0	424.0	1.0	0.9	1.17	1.17
	432.4	436.0	3.6	3.3	1.80	6.51	1.0m @ 5.80 g/t	1.0m @ 5.80 g/t
	446.2	447.0	0.8	0.7	1.44	1.14

FZ-26-169	100.0	101.0	1.0	0.9	2.11	2.11	1.0m @ 2.11 g/t
	224.0	231.0	7.0	6.3	1.29	9.05	7.0m @ 1.29 g/t	1.3m @ 3.55 g/t
	237.5	238.1	0.6	0.6	0.84	0.54
	245.0	248.4	3.4	3.1	5.94	20.19	1.4m @ 14.16 g/t	1.4m @ 14.16 g/t	1.4m @ 14.16 g/t
	257.0	257.4	0.4	0.4	1.30	0.52
	269.7	270.3	0.6	0.5	7.86	4.71	0.6m @ 7.86 g/t	0.6m @ 7.86 g/t
	298.5	330.0	31.6	28.5	0.90	28.44	21.6m @ 1.17 g/t
	360.3	406.0	45.7	41.3	0.96	43.66	0.7m @ 8.09 g/t, 16.0m @ 1.09 g/t, 5.1m @ 1.56 g/t, 3.0m @ 2.29 g/t	0.7m @ 8.09 g/t, 1.4m @ 4.59 g/t
FZ-26-170	92.0	93.0	1.0	0.9	0.63	0.63
	114.9	123.0	8.1	7.4	0.42	3.43
	133.0	134.0	1.0	0.9	1.49	1.49
	215.0	216.0	1.0	0.9	0.66	0.66
FZ-26-171	3.3	19.0	15.7	14.1	1.01	15.89	1.5m @ 2.99 g/t, 1.3m @ 6.23 g/t	1.3m @ 6.23 g/t
	53.0	60.0	7.0	6.3	0.41	2.90	1.0m @ 1.54 g/t
	77.5	82.5	5.0	4.5	4.86	24.47	5.0m @ 4.86 g/t	1.5m @ 14.09 g/t	1.5m @ 14.09 g/t
	358.2	359.0	0.8	0.8	1.03	0.87
	365.3	366.2	0.8	0.7	1.87	1.55	0.8m @ 1.87 g/t
	374.7	378.7	4.0	3.6	0.36	1.46
	384.0	386.2	2.2	2.0	0.53	1.17
	424.0	425.0	1.0	0.9	17.14	17.14	1.0m @ 17.14 g/t	1.0m @ 17.14 g/t	1.0m @ 17.14 g/t	1.0m @ 17.14 g/t
	433.0	434.0	1.0	0.9	0.48	0.48
	452.0	476.2	24.2	21.8	1.39	33.56	9.0m @ 3.21 g/t	1.3m @ 16.44 g/t	1.3m @ 16.44 g/t	1.3m @ 16.44 g/t
	490.0	495.0	5.0	4.5	4.48	22.39	1.0m @ 20.33 g/t	1.0m @ 20.33 g/t	1.0m @ 20.33 g/t	1.0m @ 20.33 g/t
FZ-26-173	67.0	68.0	1.0	0.9	0.54	0.54
	75.0	79.0	4.0	3.6	0.95	3.81	2.1m @ 1.37 g/t
	91.9	99.0	7.1	6.4	0.52	3.70	0.7m @ 3.56 g/t
	138.0	145.5	7.4	6.8	0.32	2.39
	182.0	188.0	6.0	5.4	0.51	3.09	1.5m @ 1.36 g/t
	217.0	233.0	16.0	14.5	0.42	6.79	0.6m @ 4.64 g/t, 0.8m @ 2.94 g/t
	308.0	321.5	13.5	12.2	0.76	10.19	5.5m @ 1.10 g/t, 1.1m @ 2.15 g/t
	356.3	359.0	2.7	2.4	0.54	1.47
	369.0	370.0	1.0	0.9	0.75	0.75
FZ-26-174	22.1	22.8	0.7	0.6	3.54	2.48	0.7m @ 3.54 g/t
	84.0	90.7	6.7	6.1	2.56	17.14	6.7m @ 2.56 g/t	1.4m @ 8.75 g/t
	297.4	340.0	42.6	38.5	0.49	20.80	7.0m @ 1.57 g/t
	355.0	367.0	12.0	10.8	0.49	5.85

FZ-26-178	100.5	101.0	0.5	0.5	1.52	0.84
	179.3	179.9	0.5	0.5	1.06	0.58
	188.4	191.4	3.0	2.7	7.89	23.43	3.0m @ 7.89 g/t	3.0m @ 7.89 g/t	1.2m @ 14.78 g/t
	202.0	226.0	24.0	21.7	1.35	32.41	11.0m @ 1.61 g/t, 2.9m @ 3.74 g/t	1.0m @ 6.13 g/t, 0.9m @ 9.61 g/t
	246.7	265.0	18.3	16.5	0.38	6.96
	283.8	294.0	10.3	9.3	0.66	6.76	0.8m @ 4.83 g/t
	307.0	333.0	26.0	23.5	0.80	20.83	3.0m @ 2.56 g/t, 0.8m @ 6.43 g/t	0.8m @ 6.43 g/t
	342.3	343.2	0.9	0.8	1.08	1.00
	357.0	369.0	12.0	10.8	0.35	4.14
	375.0	376.0	1.0	0.9	0.92	0.92
FZ-26-180	166.7	266.0	99.4	89.8	0.98	97.60	21.2m @ 1.73 g/t, 15.3m @ 1.66 g/t, 4.9m @ 1.50 g/t, 1.0m @ 2.91 g/t, 5.7m @ 1.27 g/t, 2.2m @ 2.07 g/t	1.5m @ 5.88 g/t, 1.3m @ 7.07 g/t, 4.8m @ 3.81 g/t	0.6m @ 10.09 g/t
FZ-26-182	56.3	56.9	0.6	0.6	0.93	0.60
	131.0	151.0	20.0	18.1	0.53	10.64	2.0m @ 1.01 g/t, 1.0m @ 2.61 g/t
	197.0	198.0	1.0	0.9	0.51	0.51
	207.0	208.0	1.0	0.9	1.37	1.37
	231.0	242.0	11.0	9.9	0.62	6.77	0.4m @ 6.62 g/t
	286.0	303.0	17.0	15.4	0.38	6.54	1.0m @ 1.87 g/t
	310.0	311.0	1.0	0.9	0.53	0.53
LP-24-001	8.0	9.0	1.0	0.9	1.47	1.47
	22.0	50.0	28.0	23.8	1.38	38.50	2.0m @ 3.83 g/t, 10.0m @ 2.81 g/t	2.0m @ 3.83 g/t, 5.0m @ 5.10 g/t	1.0m @ 12.27 g/t
	66.0	73.0	7.0	6.0	0.73	5.08	1.0m @ 3.10 g/t
	83.0	115.0	32.0	27.2	3.52	112.59	21.0m @ 4.94 g/t, 2.0m @ 3.35 g/t	7.0m @ 4.28 g/t, 4.0m @ 15.97 g/t, 1.0m @ 4.79 g/t	3.0m @ 20.28 g/t	2.0m @ 23.85 g/t
	143.0	144.0	1.0	0.9	1.09	1.09
	153.0	164.0	11.0	9.4	2.29	25.22	11.0m @ 2.29 g/t	1.0m @ 6.62 g/t, 1.0m @ 11.52 g/t	1.0m @ 11.52 g/t
	226.0	242.0	16.0	13.6	1.49	23.78	15.0m @ 1.56 g/t	1.0m @ 10.00 g/t
	259.0	276.0	17.0	14.5	1.38	23.39	5.0m @ 3.92 g/t	5.0m @ 3.92 g/t
	297.0	423.0	126.0	107.1	2.15	270.75	25.0m @ 2.77 g/t, 49.0m @ 3.72 g/t, 1.0m @ 3.14 g/t, 1.0m @ 1.64 g/t, 1.0m @ 1.61 g/t, 1.0m @ 1.58 g/t	6.0m @ 3.15 g/t, 8.0m @ 5.14 g/t, 5.0m @ 3.98 g/t, 28.0m @ 4.99 g/t	1.0m @ 11.57 g/t, 1.0m @ 10.36 g/t, 1.0m @ 35.54 g/t	1.0m @ 35.54 g/t
	439.0	440.0	1.0	0.9	0.62	0.62
	453.0	454.0	1.0	0.9	0.50	0.50
	468.0	471.0	3.0	2.6	0.59	1.77
LP-24-002	43.0	44.0	1.0	0.9	0.88	0.88
	247.0	248.0	1.0	0.9	1.37	1.37
	349.0	351.0	2.0	1.7	0.39	0.77
	362.0	366.0	4.0	3.5	0.34	1.35
	374.0	377.0	3.0	2.6	0.76	2.29
	394.0	402.0	8.0	7.0	0.63	5.01	1.0m @ 3.36 g/t

LP-25-003	9.0	37.0	28.0	24.2	0.58	16.35	1.0m @ 2.43 g/t, 3.0m @ 1.34 g/t, 6.0m @ 1.21 g/t
	107.0	117.0	10.0	8.7	1.69	16.86	5.0m @ 2.99 g/t	1.0m @ 8.77 g/t, 1.0m @ 6.12 g/t
	125.0	130.0	5.0	4.3	0.37	1.85
LP-25-004	23.0	24.0	1.0	0.9	3.34	3.34	1.0m @ 3.34 g/t
	284.0	286.0	2.0	1.7	0.56	1.12
	365.0	374.0	9.0	7.8	0.33	2.94
LP-25-005	144.0	145.0	1.0	0.9	0.47	0.47
	208.0	209.0	1.0	0.9	1.49	1.49
	258.0	259.0	1.0	0.9	4.22	4.22	1.0m @ 4.22 g/t
LP-25-006	37.0	38.0	1.0	0.9	1.13	1.13
MA-24-489	10.0	14.0	4.0	3.8	0.74	2.97
	31.0	195.0	164.0	154.1	2.55	417.44	17.0m @ 2.55 g/t, 9.0m @ 1.18 g/t, 1.0m @ 1.64 g/t, 8.0m @ 1.09 g/t, 3.0m @ 1.06 g/t, 39.0m @ 6.17 g/t, 33.0m @ 2.76 g/t	4.0m @ 3.08 g/t, 5.0m @ 4.06 g/t, 1.0m @ 4.65 g/t, 2.0m @ 13.14 g/t, 2.0m @ 19.96 g/t, 22.0m @ 7.28 g/t, 2.0m @ 16.39 g/t, 2.0m @ 4.78 g/t, 1.0m @ 10.30 g/t, 4.0m @ 5.00 g/t	1.0m @ 16.11 g/t, 1.0m @ 20.38 g/t, 2.0m @ 19.96 g/t, 3.0m @ 11.09 g/t, 1.0m @ 18.86 g/t, 1.0m @ 13.79 g/t, 1.0m @ 17.38 g/t, 1.0m @ 18.22 g/t, 1.0m @ 14.09 g/t, 1.0m @ 29.67 g/t, 1.0m @ 10.30 g/t	1.0m @ 16.11 g/t, 1.0m @ 20.38 g/t, 2.0m @ 19.96 g/t, 1.0m @ 17.12 g/t, 1.0m @ 18.86 g/t, 1.0m @ 17.38 g/t, 1.0m @ 18.22 g/t, 1.0m @ 29.67 g/t
	213.0	258.0	45.0	42.3	1.14	51.27	9.0m @ 3.45 g/t, 8.0m @ 1.19 g/t, 4.0m @ 1.13 g/t	2.0m @ 11.72 g/t, 1.0m @ 5.11 g/t	1.0m @ 16.15 g/t	1.0m @ 16.15 g/t
	299.0	304.0	5.0	4.7	0.47	2.35
	344.0	355.0	11.0	10.3	0.36	3.91
	368.0	370.0	2.0	1.9	0.42	0.84
	374.0	375.0	1.0	0.9	0.54	0.54
	384.0	385.0	1.0	0.9	0.49	0.49
	400.0	418.0	18.0	16.9	0.35	6.32	1.0m @ 2.34 g/t
	426.0	432.0	6.0	5.6	0.51	3.03
	446.0	458.0	12.0	11.3	1.87	22.39	12.0m @ 1.87 g/t	2.0m @ 4.75 g/t
	493.0	494.0	1.0	0.9	0.62	0.62
	500.0	501.0	1.0	0.9	0.54	0.54
	695.0	697.0	2.0	1.9	0.56	1.11
	728.0	729.0	1.0	0.9	0.59	0.59
	755.0	771.0	16.0	15.0	1.36	21.72	1.0m @ 1.52 g/t, 5.0m @ 3.64 g/t	5.0m @ 3.64 g/t	1.0m @ 13.72 g/t
	785.0	792.0	7.0	6.6	0.39	2.73
	799.0	812.0	13.0	12.2	1.02	13.30	3.0m @ 3.35 g/t	1.0m @ 6.76 g/t
	871.0	872.0	1.0	0.9	0.62	0.62
	885.0	892.0	7.0	6.6	2.89	20.26	1.0m @ 18.73 g/t	1.0m @ 18.73 g/t	1.0m @ 18.73 g/t	1.0m @ 18.73 g/t
	904.0	913.0	9.0	8.5	0.48	4.29	1.0m @ 2.30 g/t
	927.0	936.0	9.0	8.5	0.66	5.96	1.0m @ 2.52 g/t
	948.0	949.0	1.0	0.9	0.52	0.52
	963.0	968.0	5.0	4.7	0.50	2.49
	975.0	977.0	2.0	1.9	1.32	2.64	1.0m @ 2.09 g/t
	992.0	994.0	2.0	1.9	0.69	1.38

MA-24-490	10.0	11.0	1.0	1.0	7.62	7.62	1.0m @ 7.62 g/t	1.0m @ 7.62 g/t
	58.0	65.0	7.0	6.7	1.54	10.79	6.0m @ 1.69 g/t	1.0m @ 5.77 g/t
	98.0	111.0	13.0	12.4	3.28	42.67	6.0m @ 6.85 g/t	1.0m @ 35.81 g/t	1.0m @ 35.81 g/t	1.0m @ 35.81 g/t
	134.0	136.0	2.0	1.9	1.77	3.55	2.0m @ 1.77 g/t
	227.0	230.0	3.0	2.9	2.27	6.81	2.0m @ 2.92 g/t	1.0m @ 4.69 g/t
	289.0	291.0	2.0	1.9	1.72	3.43	2.0m @ 1.72 g/t
	341.0	342.0	1.0	1.0	1.69	1.69	1.0m @ 1.69 g/t
MA-25-491	22.0	23.0	1.0	1.0	0.54	0.54
	33.0	34.0	1.0	1.0	0.46	0.46
	50.0	66.0	16.0	15.3	0.30	4.82
	95.0	101.0	6.0	5.7	0.85	5.08	1.0m @ 2.08 g/t
	126.0	132.0	6.0	5.7	0.58	3.50	1.0m @ 3.01 g/t
	173.0	217.0	44.0	42.1	3.22	141.50	41.0m @ 3.41 g/t	2.0m @ 7.68 g/t, 5.0m @ 15.61 g/t, 1.0m @ 9.22 g/t, 2.0m @ 3.94 g/t	1.0m @ 11.55 g/t, 3.0m @ 23.53 g/t	1.0m @ 57.19 g/t
	225.0	226.0	1.0	1.0	0.63	0.63
	235.0	237.0	2.0	1.9	0.36	0.73
	252.0	258.0	6.0	5.7	0.33	1.99
	265.0	266.0	1.0	1.0	2.48	2.48	1.0m @ 2.48 g/t
	282.0	308.0	26.0	24.9	0.67	17.55	1.0m @ 7.34 g/t, 2.0m @ 2.51 g/t	1.0m @ 7.34 g/t
	321.0	322.0	1.0	1.0	0.99	0.99
	334.0	336.0	2.0	1.9	0.37	0.73
	367.0	380.0	13.0	12.4	0.42	5.52	1.0m @ 1.55 g/t
	393.0	394.0	1.0	1.0	0.60	0.60
	404.0	405.0	1.0	1.0	0.74	0.74
MA-25-492	6.7	8.0	1.3	1.2	0.77	0.98
	68.0	69.0	1.0	1.0	4.09	4.09	1.0m @ 4.09 g/t
	89.0	90.0	1.0	1.0	1.77	1.77	1.0m @ 1.77 g/t
	98.0	102.0	4.0	3.8	0.47	1.90
	114.0	115.0	1.0	1.0	1.68	1.68	1.0m @ 1.68 g/t
	134.0	136.0	2.0	1.9	0.45	0.89
	175.0	183.0	8.0	7.6	2.27	18.13	2.0m @ 8.50 g/t	1.0m @ 15.86 g/t	1.0m @ 15.86 g/t	1.0m @ 15.86 g/t
	203.0	265.0	62.0	59.0	1.13	69.98	54.0m @ 1.23 g/t	1.0m @ 8.36 g/t, 1.0m @ 10.83 g/t	1.0m @ 10.83 g/t
	332.0	334.0	2.0	1.9	4.11	8.23	1.0m @ 7.55 g/t	1.0m @ 7.55 g/t
	754.0	757.0	3.0	2.9	0.51	1.54
	858.0	862.0	4.0	3.8	0.61	2.42	1.0m @ 1.78 g/t
MA-25-493	10.0	21.0	11.0	10.5	2.19	24.13	11.0m @ 2.19 g/t	6.0m @ 3.61 g/t	1.0m @ 10.03 g/t
	51.0	52.0	1.0	1.0	0.91	0.91
	162.0	163.0	1.0	1.0	0.51	0.51
	180.0	182.0	2.0	1.9	0.50	1.00
	190.0	191.0	1.0	1.0	0.53	0.53
	201.0	202.0	1.0	1.0	2.45	2.45	1.0m @ 2.45 g/t
	242.0	246.0	4.0	3.8	0.65	2.60	1.0m @ 1.92 g/t
	312.0	314.0	2.0	1.9	5.13	10.27	2.0m @ 5.13 g/t	1.0m @ 7.28 g/t
	353.0	360.0	7.0	6.7	0.32	2.22
	374.0	376.0	2.0	1.9	0.41	0.81
	387.0	388.0	1.0	1.0	0.93	0.93
	420.0	421.0	1.0	1.0	1.12	1.12
	442.0	443.0	1.0	1.0	0.72	0.72
	506.0	544.0	38.0	36.1	0.43	16.32	3.0m @ 1.28 g/t
	586.0	589.0	3.0	2.9	0.30	0.90
	649.0	654.0	5.0	4.8	0.56	2.78

MA-25-494	30.0	32.0	2.0	1.9	0.79	1.57
	43.0	45.0	2.0	1.9	7.88	15.77	2.0m @ 7.88 g/t	1.0m @ 13.61 g/t	1.0m @ 13.61 g/t
	87.0	94.0	7.0	6.6	0.78	5.43	1.0m @ 4.93 g/t	1.0m @ 4.93 g/t
	181.0	182.0	1.0	0.9	3.47	3.47	1.0m @ 3.47 g/t
	224.0	225.0	1.0	0.9	7.96	7.96	1.0m @ 7.96 g/t	1.0m @ 7.96 g/t
	271.0	272.0	1.0	0.9	1.43	1.43
	298.0	299.0	1.0	0.9	1.10	1.10
	396.0	397.0	1.0	0.9	0.75	0.75
	416.0	421.0	5.0	4.7	0.79	3.95	1.0m @ 3.48 g/t
	494.0	498.0	4.0	3.8	0.43	1.72
	508.0	509.0	1.0	0.9	0.97	0.97
	533.0	535.0	2.0	1.9	0.66	1.32
	566.0	568.0	2.0	1.9	13.47	26.95	1.0m @ 26.11 g/t	1.0m @ 26.11 g/t	1.0m @ 26.11 g/t	1.0m @ 26.11 g/t
	600.0	607.0	7.0	6.6	1.71	11.97	7.0m @ 1.71 g/t	1.0m @ 9.97 g/t
	706.0	707.0	1.0	0.9	0.48	0.48
MA-26-495	25.4	27.0	1.6	1.4	0.64	1.01
	40.0	42.0	2.0	1.8	0.77	1.55
	82.0	83.0	1.0	0.9	0.70	0.70
	94.0	95.0	1.0	0.9	1.33	1.31
	235.0	236.0	1.0	0.9	2.14	2.14	1.0m @ 2.13 g/t
MA-26-496	53.9	56.1	2.2	2.0	1.21	2.63	1.1m @ 2.04 g/t
	202.0	205.3	3.3	3.1	0.35	1.15
	211.0	216.5	5.5	5.2	0.35	1.94	1.0m @ 1.65 g/t
MA-26-497	155.0	168.0	13.0	12.4	4.36	56.67	13.0m @ 4.36 g/t	4.0m @ 10.73 g/t, 3.0m @ 3.61 g/t	1.0m @ 38.12 g/t	1.0m @ 38.12 g/t
	185.0	202.0	17.0	16.2	0.54	9.10	1.0m @ 3.35 g/t, 2.0m @ 2.21 g/t
	209.9	214.0	4.1	3.9	0.51	2.10	1.0m @ 1.67 g/t
	221.1	226.0	4.9	4.7	4.52	22.38	2.9m @ 7.32 g/t	1.0m @ 20.14 g/t	1.0m @ 20.14 g/t	1.0m @ 20.14 g/t
	245.8	247.0	1.2	1.2	0.61	0.75
	256.0	257.0	1.0	0.9	1.05	1.03
	264.0	266.5	2.6	2.5	1.30	3.34	1.0m @ 2.75 g/t
	294.0	295.0	1.0	1.0	3.84	3.84	1.0m @ 3.84 g/t
	338.4	371.2	32.9	31.4	4.14	135.95	32.8m @ 4.14 g/t	5.0m @ 9.25 g/t, 3.4m @ 14.01 g/t, 0.7m @ 36.75 g/t	2.0m @ 18.64 g/t, 1.0m @ 23.67 g/t, 1.1m @ 18.48 g/t, 0.7m @ 36.75 g/t	1.0m @ 26.71 g/t, 1.0m @ 23.67 g/t, 1.1m @ 18.48 g/t, 0.7m @ 36.75 g/t
	373.4	374.1	0.7	0.7	1.81	1.30
	389.1	412.0	22.9	21.9	2.21	50.54	4.9m @ 8.59 g/t, 4.0m @ 1.28 g/t	4.9m @ 8.59 g/t	0.9m @ 36.75 g/t	0.9m @ 36.75 g/t
	432.5	433.0	0.6	0.5	0.97	0.54
MA-26-498	71.0	73.8	2.8	2.5	25.94	72.64	0.8m @ 90.01 g/t	0.8m @ 90.01 g/t	0.8m @ 90.01 g/t	0.8m @ 90.01 g/t
	87.0	88.3	1.3	1.2	0.51	0.68
	120.0	127.0	7.0	6.3	1.28	8.96	3.0m @ 2.63 g/t	0.6m @ 10.74 g/t	0.6m @ 10.74 g/t
	154.0	155.0	1.0	0.9	0.51	0.51
	213.5	215.0	1.5	1.4	12.97	19.72	0.9m @ 21.21 g/t	0.9m @ 21.21 g/t	0.9m @ 21.21 g/t	0.9m @ 21.21 g/t
	234.6	237.5	2.9	2.6	1.93	5.56	2.9m @ 1.93 g/t

MA-26-499	13.5	14.2	0.7	0.7	1.07	0.77
	32.0	34.0	2.0	1.9	2.18	4.36	1.0m @ 3.52 g/t
	48.0	49.0	1.0	1.0	0.62	0.62
	59.1	62.9	3.8	3.6	0.79	2.99	0.6m @ 2.97 g/t
	90.0	91.0	1.0	1.0	2.33	2.33	1.0m @ 2.33 g/t
	110.0	113.0	3.0	2.9	3.36	10.07	3.0m @ 3.36 g/t	1.0m @ 7.87 g/t
MA-26-501	8.1	9.6	1.4	1.4	0.48	0.69
	16.0	17.0	1.0	1.0	0.69	0.69
	193.6	194.0	0.4	0.4	20.23	8.09	0.4m @ 20.23 g/t	0.4m @ 20.23 g/t	0.4m @ 20.23 g/t	0.4m @ 20.23 g/t
	200.6	202.0	1.4	1.4	16.25	23.56	1.4m @ 16.25 g/t	1.4m @ 16.25 g/t	1.4m @ 16.25 g/t	1.4m @ 16.25 g/t
	210.0	211.0	1.0	1.0	0.67	0.67
	227.0	239.3	12.3	11.7	1.92	23.48	9.2m @ 2.42 g/t	1.0m @ 4.81 g/t, 1.2m @ 10.77 g/t	1.2m @ 10.77 g/t
	255.0	259.0	4.0	3.8	0.81	3.22	1.0m @ 1.87 g/t
MA-26-502	159.0	160.0	1.0	1.0	1.17	1.17
	175.0	203.0	28.0	26.8	0.47	13.08	1.0m @ 2.10 g/t, 0.9m @ 3.17 g/t, 1.0m @ 1.66 g/t
	227.7	228.5	0.8	0.8	1.68	1.37
MA-26-503	7.0	8.0	1.0	0.9	1.10	1.10
	32.0	33.1	1.1	1.0	1.78	1.96	0.7m @ 2.30 g/t
	58.0	59.0	1.0	0.9	1.22	1.22
	88.0	88.3	0.3	0.3	3.59	1.11
	98.0	102.0	4.0	3.8	1.87	7.46	3.0m @ 2.33 g/t	1.3m @ 4.76 g/t
	220.3	222.5	2.2	2.1	1.05	2.29	1.0m @ 1.86 g/t
	229.2	230.2	1.0	1.0	0.50	0.50
MG-25-001	48.0	49.0	1.0	1.0	3.04	3.04	1.0m @ 3.04 g/t
	101.0	102.0	1.0	1.0	6.62	6.62	1.0m @ 6.62 g/t	1.0m @ 6.62 g/t
	116.0	118.0	2.0	2.0	8.72	17.43	2.0m @ 8.72 g/t	2.0m @ 8.72 g/t
	141.0	143.0	2.0	2.0	2.38	4.76	1.0m @ 4.09 g/t
	170.0	171.0	1.0	1.0	0.47	0.47
MG-25-002	15.0	20.0	5.0	5.0	1.23	6.16	4.0m @ 1.39 g/t
MG-25-003	48.0	51.0	3.0	3.0	3.29	9.88	1.0m @ 9.20 g/t	1.0m @ 9.20 g/t
MG-25-004	2.3	54.0	51.8	51.8	2.05	105.87	3.0m @ 4.06 g/t, 17.0m @ 2.77 g/t, 10.0m @ 4.36 g/t	1.0m @ 10.42 g/t, 1.0m @ 16.16 g/t, 5.0m @ 4.62 g/t, 10.0m @ 4.36 g/t	1.0m @ 10.42 g/t, 1.0m @ 16.16 g/t, 1.0m @ 17.40 g/t	1.0m @ 16.16 g/t, 1.0m @ 17.40 g/t
MG-25-005	74.0	75.0	1.0	1.0	0.54	0.54
	108.0	125.0	17.0	17.0	0.54	9.24	1.0m @ 4.39 g/t
	188.0	191.0	3.0	3.0	0.30	0.91
MG-25-006	5.0	28.0	23.0	23.0	0.64	14.78	1.0m @ 1.55 g/t, 8.0m @ 1.17 g/t, 1.0m @ 1.60 g/t
	54.0	55.0	1.0	1.0	0.96	0.96
	90.0	94.0	4.0	4.0	2.39	9.56	4.0m @ 2.39 g/t	1.0m @ 7.53 g/t
	112.0	125.0	13.0	13.0	0.80	10.41	1.0m @ 3.17 g/t, 1.0m @ 1.66 g/t, 3.0m @ 1.36 g/t
	150.0	153.0	3.0	3.0	0.35	1.06
	156.0	160.0	4.0	4.0	0.41	1.64
	186.0	190.0	4.0	4.0	14.82	59.28	3.0m @ 19.50 g/t	1.0m @ 57.30 g/t	1.0m @ 57.30 g/t	1.0m @ 57.30 g/t
MG-25-007	148.0	161.0	13.0	13.0	0.77	10.07	8.0m @ 1.16 g/t

MG-25-008	96.0	112.0	16.0	16.0	1.70	27.27	6.0m @ 4.01 g/t, 1.0m @ 1.74 g/t	2.0m @ 9.27 g/t	1.0m @ 10.21 g/t
	126.0	134.0	8.0	8.0	0.68	5.47	2.0m @ 1.22 g/t, 1.0m @ 2.09 g/t
	146.0	153.0	7.0	7.0	0.82	5.75	1.0m @ 4.94 g/t	1.0m @ 4.94 g/t
	172.0	174.0	2.0	2.0	0.92	1.83	1.0m @ 1.52 g/t
MG-25-010	27.0	31.0	4.0	4.0	2.90	11.61	4.0m @ 2.90 g/t	1.0m @ 7.42 g/t
	123.0	124.0	1.0	1.0	20.60	20.60	1.0m @ 20.60 g/t	1.0m @ 20.60 g/t	1.0m @ 20.60 g/t	1.0m @ 20.60 g/t
	135.0	141.0	6.0	6.0	0.74	4.42	1.0m @ 3.19 g/t
MG-25-012	66.0	74.0	8.0	8.0	1.34	10.73	5.0m @ 1.98 g/t	1.0m @ 8.62 g/t
	85.0	96.0	11.0	11.0	1.22	13.39	1.0m @ 5.70 g/t, 2.0m @ 2.94 g/t	1.0m @ 5.70 g/t
MT-26-029	4.7	17.0	12.3	12.3	0.58	7.18
	23.6	56.0	32.4	32.4	0.91	29.41	8.7m @ 1.33 g/t, 15.7m @ 1.01 g/t	0.4m @ 16.00 g/t	0.4m @ 16.00 g/t
	64.0	105.0	41.0	41.0	0.65	26.85	1.4m @ 5.30 g/t, 1.0m @ 2.58 g/t, 1.0m @ 5.84 g/t	1.4m @ 5.30 g/t, 1.0m @ 5.84 g/t
	112.0	115.0	3.0	3.0	0.65	1.95
	125.9	135.4	9.5	9.5	2.72	25.73	9.5m @ 2.72 g/t	0.5m @ 34.71 g/t	0.5m @ 34.71 g/t	0.5m @ 34.71 g/t
	170.0	173.5	3.5	3.5	2.66	9.31	0.5m @ 17.18 g/t	0.5m @ 17.18 g/t	0.5m @ 17.18 g/t	0.5m @ 17.18 g/t
	197.2	213.0	15.8	15.8	0.92	14.48	6.5m @ 1.88 g/t	1.1m @ 4.09 g/t, 1.0m @ 6.90 g/t
	223.2	226.0	2.8	2.8	1.03	2.87	0.8m @ 2.28 g/t
	233.0	251.3	18.3	18.3	0.74	13.47	0.6m @ 2.54 g/t, 8.0m @ 1.25 g/t	1.0m @ 5.31 g/t
	261.4	262.4	1.0	1.0	0.53	0.55
	265.6	276.7	11.1	11.1	0.33	3.71
	283.0	284.0	1.0	1.0	1.65	1.65	1.0m @ 1.65 g/t
	294.0	297.0	3.0	3.0	1.28	3.85	3.0m @ 1.28 g/t
	303.2	319.2	16.0	16.0	0.86	13.72	6.0m @ 1.89 g/t	0.9m @ 7.31 g/t
	330.0	363.2	33.2	33.2	1.57	52.17	10.5m @ 4.51 g/t	0.9m @ 31.21 g/t, 2.1m @ 8.49 g/t	0.9m @ 31.21 g/t	0.9m @ 31.21 g/t
	377.9	383.0	5.1	5.1	0.31	1.59
	387.5	388.8	1.4	1.4	0.66	0.90
	405.0	405.9	0.9	0.9	0.62	0.52
	412.0	428.3	16.3	16.3	0.74	12.04	4.8m @ 1.74 g/t
	436.9	454.0	17.2	17.2	0.81	13.88	1.1m @ 1.77 g/t, 3.6m @ 2.30 g/t	0.7m @ 10.81 g/t	0.7m @ 10.81 g/t
	466.1	474.0	7.9	7.9	0.45	3.58	1.2m @ 1.22 g/t
	491.2	510.5	19.3	19.3	0.56	10.81	0.7m @ 7.37 g/t	0.7m @ 7.37 g/t
	521.7	523.0	1.3	1.3	1.44	1.87	0.8m @ 1.92 g/t
MT-26-030	29.4	44.0	14.6	14.6	0.47	6.92	2.1m @ 2.30 g/t
	136.4	140.0	3.6	3.6	0.59	2.10
MT-26-031	79.0	105.5	26.5	26.5	1.08	28.59	17.3m @ 1.43 g/t	3.2m @ 3.51 g/t, 1.3m @ 3.61 g/t
MT-26-033	2.4	11.7	9.3	9.3	0.54	4.96	1.4m @ 1.59 g/t
	18.6	42.2	23.6	23.6	0.76	17.94	3.8m @ 1.49 g/t, 3.8m @ 1.68 g/t
	59.0	60.7	1.7	1.7	0.46	0.79
	69.1	72.6	3.5	3.5	0.61	2.14
MT-26-035	45.0	50.2	5.2	5.2	2.41	12.49	1.0m @ 11.19 g/t	1.0m @ 11.19 g/t	1.0m @ 11.19 g/t
	71.2	73.1	1.9	1.9	2.32	4.53	1.9m @ 2.32 g/t
	85.1	98.4	13.2	13.2	1.20	15.86	6.9m @ 2.19 g/t	1.1m @ 12.03 g/t	1.1m @ 12.03 g/t
	105.5	106.8	1.3	1.3	0.59	0.74
	114.0	115.0	1.0	1.0	2.03	2.03	1.0m @ 2.03 g/t
	124.0	138.0	14.0	14.0	1.00	13.99	8.1m @ 1.68 g/t	1.1m @ 8.89 g/t
	152.0	164.7	12.7	12.7	2.88	36.61	1.1m @ 1.76 g/t, 3.7m @ 9.03 g/t	2.3m @ 13.49 g/t	0.9m @ 22.66 g/t	0.9m @ 22.66 g/t
	180.0	180.7	0.7	0.7	2.70	1.75	0.7m @ 2.70 g/t
	188.0	215.3	27.3	27.3	2.11	57.48	10.1m @ 4.24 g/t, 1.9m @ 6.35 g/t	1.2m @ 32.03 g/t, 1.9m @ 6.35 g/t	1.2m @ 32.03 g/t	1.2m @ 32.03 g/t
	223.0	227.0	4.0	4.0	7.14	28.76	4.0m @ 7.14 g/t	0.9m @ 27.70 g/t	0.9m @ 27.70 g/t	0.9m @ 27.70 g/t

MT-26-039	150.8	153.5	2.7	2.7	2.90	7.78	1.3m @ 5.56 g/t	1.3m @ 5.56 g/t
	180.0	181.4	1.3	1.3	0.44	0.59
MT-26-041	269.9	270.7	0.8	0.8	9.77	7.91	0.8m @ 9.77 g/t	0.8m @ 9.77 g/t
SQ-24-002	21.0	28.0	7.0	7.0	0.60	4.22
SQ-24-007	16.0	21.0	5.0	5.0	0.80	4.02	2.0m @ 1.50 g/t
	30.0	31.0	1.0	1.0	0.61	0.61
STS-26-001	30.9	35.0	4.1	4.1	0.97	3.98	1.1m @ 1.92 g/t, 1.1m @ 1.46 g/t
	105.9	110.6	4.6	4.6	1.09	5.08	1.1m @ 3.67 g/t
STS-26-008	37.0	49.0	12.0	12.0	1.58	18.92	3.0m @ 5.34 g/t	2.0m @ 7.34 g/t	1.0m @ 11.18 g/t
	173.0	175.0	2.0	2.0	0.81	1.62
	202.0	224.0	22.0	22.0	0.78	17.19	3.5m @ 3.27 g/t	2.0m @ 4.90 g/t
STS-26-009	138.0	139.0	1.0	1.0	1.43	1.43
STS-26-010	40.0	41.0	1.0	1.0	0.65	0.65
	205.0	207.0	2.0	2.0	0.85	1.69
SZ-24-002	102.0	103.0	1.0	0.7	0.83	0.83
	214.0	216.0	2.0	1.5	1.94	3.87	1.0m @ 3.48 g/t
SZ-24-004	73.0	74.0	1.0	0.8	4.74	4.74	1.0m @ 4.74 g/t	1.0m @ 4.74 g/t
	230.0	233.0	3.0	2.4	1.01	3.02	1.0m @ 2.12 g/t
SZ-24-005	7.0	8.0	1.0	0.8	1.70	1.70	1.0m @ 1.70 g/t
	78.0	80.0	2.0	1.6	0.47	0.93
	241.0	243.0	2.0	1.6	2.33	4.66	2.0m @ 2.33 g/t
	290.0	293.0	3.0	2.4	0.42	1.27
SZ-24-007	217.0	220.0	3.0	2.4	0.75	2.24
	238.0	242.0	4.0	3.2	0.34	1.38
SZ-24-008	14.0	15.0	1.0	0.8	0.58	0.58
	149.0	150.0	1.0	0.8	0.86	0.86
	156.0	158.0	2.0	1.6	0.57	1.13
	226.0	227.0	1.0	0.8	0.94	0.94
	272.0	273.0	1.0	0.8	0.85	0.85
	282.0	283.0	1.0	0.8	0.70	0.70
	293.0	294.0	1.0	0.8	0.54	0.54
	298.0	299.0	1.0	0.8	0.52	0.52
SZ-24-009	4.0	8.0	4.0	3.2	1.39	5.57	4.0m @ 1.39 g/t
	18.0	34.0	16.0	12.9	1.58	25.26	16.0m @ 1.58 g/t	1.0m @ 14.30 g/t	1.0m @ 14.30 g/t
	57.0	58.0	1.0	0.8	0.80	0.80
	76.0	77.0	1.0	0.8	1.89	1.89	1.0m @ 1.88 g/t
	101.0	102.0	1.0	0.8	0.61	0.61
	136.0	137.0	1.0	0.8	0.71	0.71
	205.0	213.0	8.0	6.5	0.51	4.06	1.0m @ 2.27 g/t
SZ-24-011	20.0	21.0	1.0	0.8	0.74	0.74
	27.0	28.0	1.0	0.8	0.73	0.73
	37.0	90.0	53.0	42.2	1.03	54.49	16.0m @ 1.06 g/t, 26.0m @ 1.38 g/t	1.0m @ 4.53 g/t, 1.0m @ 4.68 g/t
	121.0	133.0	12.0	9.6	0.66	7.92	1.0m @ 3.21 g/t
	167.0	168.0	1.0	0.8	0.54	0.54

SZ-24-012	32.0	33.0	1.0	0.9	3.17	3.17	1.0m @ 3.16 g/t
SZ-25-013	177.0	188.0	11.0	8.5	0.35	3.90
	208.0	211.0	3.0	2.3	1.40	4.19	1.0m @ 3.55 g/t
	269.0	273.0	4.0	3.1	2.01	8.04	1.0m @ 7.12 g/t	1.0m @ 7.12 g/t
	288.0	290.0	2.0	1.5	1.31	2.63	1.0m @ 1.92 g/t
SZ-25-014	229.0	232.0	3.0	2.4	38.43	115.29	2.0m @ 57.49 g/t	2.0m @ 57.49 g/t	1.0m @ 108.97 g/t	1.0m @ 108.97 g/t
	254.0	255.0	1.0	0.8	1.13	1.13
	410.0	412.0	2.0	1.6	1.94	3.87	2.0m @ 1.94 g/t
	509.0	510.0	1.0	0.8	0.54	0.54
SZ-25-016	340.0	345.0	5.0	4.0	1.94	9.71	4.0m @ 2.24 g/t	1.0m @ 7.49 g/t
	514.0	515.0	1.0	0.8	0.49	0.49
	539.0	540.0	1.0	0.8	0.77	0.77
	660.0	661.0	1.0	0.8	0.56	0.56
	668.0	669.0	1.0	0.8	0.46	0.46
	673.0	677.0	4.0	3.2	0.36	1.46
	705.0	706.0	1.0	0.8	0.80	0.80
SZ-25-017	8.0	9.0	1.0	0.8	1.30	1.30
	70.0	103.0	33.0	26.4	0.65	21.47	2.0m @ 5.17 g/t	1.0m @ 8.80 g/t
	183.0	185.0	2.0	1.6	0.36	0.72
SZ-25-018	151.0	152.0	1.0	0.8	0.47	0.47
	157.0	158.0	1.0	0.8	1.11	1.11
	204.0	205.0	1.0	0.8	3.10	3.10	1.0m @ 3.10 g/t
	353.0	355.0	2.0	1.6	1.04	2.09
	381.0	382.0	1.0	0.8	0.69	0.69
SZ-25-019	6.0	7.0	1.0	0.8	0.63	0.63
	114.0	115.0	1.0	0.8	3.16	3.16	1.0m @ 3.16 g/t
	124.0	140.0	16.0	12.7	0.49	7.81	4.0m @ 1.02 g/t
	216.0	218.0	2.0	1.6	0.94	1.88
SZ-25-020	176.0	178.0	2.0	1.6	0.45	0.91
	353.0	355.0	2.0	1.6	1.36	2.73	1.0m @ 2.17 g/t
	376.0	377.0	1.0	0.8	0.46	0.46
	386.0	388.0	2.0	1.6	1.49	2.98	2.0m @ 1.49 g/t
	408.0	409.0	1.0	0.8	0.60	0.60
	573.0	574.0	1.0	0.8	0.53	0.53
SZ-25-021	273.0	274.0	1.0	0.8	0.75	0.75
	283.0	287.0	4.0	3.2	1.88	7.53	4.0m @ 1.88 g/t
	313.0	314.0	1.0	0.8	0.51	0.51
SZ-25-022	61.0	75.4	14.4	11.5	1.01	14.50	14.4m @ 1.01 g/t
	78.0	79.0	1.0	0.8	0.49	0.49
	85.0	86.0	1.0	0.8	0.84	0.84
	126.0	127.0	1.0	0.8	1.19	1.19
	141.0	142.0	1.0	0.8	1.53	1.53	1.0m @ 1.53 g/t
	169.0	170.0	1.0	0.8	0.63	0.63
	181.0	183.0	2.0	1.6	1.00	1.99
SZ-26-024	3.6	5.0	1.4	1.1	0.34	0.48
	7.2	50.3	43.1	34.3	0.95	41.07	3.0m @ 3.84 g/t, 22.0m @ 1.18 g/t	3.0m @ 3.84 g/t, 2.0m @ 4.74 g/t, 1.0m @ 4.58 g/t	0.9m @ 10.06 g/t
	67.4	69.6	2.2	1.7	0.36	0.79
	85.7	86.3	0.7	0.5	4.99	3.34	0.7m @ 4.99 g/t
	106.0	107.0	1.0	0.8	0.51	0.51
	120.0	121.0	1.0	0.8	1.61	1.61	1.0m @ 1.61 g/t

SZ-26-025	20.0	32.1	12.1	9.7	1.51	18.28	12.1m @ 1.51 g/t	0.7m @ 9.88 g/t
	48.6	49.3	0.7	0.5	5.51	3.69	0.7m @ 5.51 g/t
	93.0	159.6	66.6	53.1	0.68	45.41	2.2m @ 1.45 g/t, 1.0m @ 1.62 g/t, 6.2m @ 1.38 g/t, 5.0m @ 1.34 g/t, 3.6m @ 1.09 g/t, 7.3m @ 1.66 g/t	1.7m @ 3.80 g/t
	169.9	171.2	1.3	1.0	0.53	0.66
	210.5	214.0	3.5	2.8	0.61	2.12	1.0m @ 1.62 g/t
SZ-26-026	5.4	65.2	59.8	47.7	1.81	108.09	36.0m @ 2.80 g/t	1.3m @ 9.58 g/t, 5.0m @ 3.63 g/t, 11.0m @ 4.86 g/t, 1.0m @ 6.93 g/t	1.0m @ 12.38 g/t
	117.0	118.0	1.0	0.8	0.87	0.87
	184.0	193.0	9.0	7.2	0.39	3.55
	219.0	221.0	2.0	1.6	0.70	1.41
SZ-26-027	132.0	133.0	1.0	0.8	1.12	1.12
	143.0	144.0	1.0	0.8	0.50	0.50
SZ-26-028	15.0	23.2	8.2	6.6	0.56	4.56	0.6m @ 4.13 g/t
	46.7	47.6	0.9	0.7	0.68	0.61
	75.2	75.9	0.7	0.6	0.64	0.45
	224.0	225.0	1.0	0.8	0.79	0.79
SZ-26-029	75.8	76.1	0.3	0.2	2.18	0.65
	83.4	86.0	2.6	2.1	2.94	7.64	0.4m @ 18.26 g/t	0.4m @ 18.26 g/t	0.4m @ 18.26 g/t
	163.6	165.1	1.5	1.2	1.22	1.83
	212.0	213.0	1.0	0.8	0.66	0.66
SZ-26-030	8.0	8.5	0.5	0.4	35.30	18.00	0.5m @ 35.30 g/t	0.5m @ 35.30 g/t	0.5m @ 35.30 g/t	0.5m @ 35.30 g/t
	64.1	65.1	0.9	0.8	0.71	0.66
	80.0	85.0	5.0	4.1	0.37	1.85
	154.0	155.0	1.0	0.8	0.75	0.75
	161.0	162.0	1.0	0.8	1.25	1.25
	200.0	201.0	1.0	0.8	2.15	2.15	1.0m @ 2.15 g/t
	266.0	267.0	1.0	0.8	0.65	0.65
SZ-26-033	233.6	234.3	0.7	0.5	2.19	1.42
SZ-26-036	81.0	81.6	0.6	0.5	2.38	1.43
	116.0	117.2	1.2	1.0	0.53	0.64
	282.0	283.0	1.0	0.8	3.35	3.35	1.0m @ 3.35 g/t
SZ-26-039	78.9	79.7	0.8	0.7	0.70	0.58
	232.0	234.3	2.3	1.8	0.90	2.02
	247.0	254.0	7.0	5.6	0.50	3.51
	341.0	342.0	1.0	0.8	0.80	0.80
SZ-26-041	68.0	69.5	1.5	1.2	0.31	0.47
	85.2	89.0	3.8	3.0	0.62	2.35	1.4m @ 1.12 g/t
SZ-26-042	47.9	49.2	1.3	1.0	1.15	1.44
	143.0	144.0	1.0	0.8	1.17	1.17
	177.0	178.0	1.0	0.8	0.85	0.85
SZ-26-044	259.0	267.3	8.3	6.7	0.69	5.74	1.2m @ 2.90 g/t
	276.0	278.0	2.0	1.6	1.08	2.16	1.2m @ 1.52 g/t

SZ-26-045	170.3	172.0	1.7	1.3	1.63	2.72	0.9m @ 2.80 g/t
	360.0	361.0	1.0	0.8	3.00	3.00	1.0m @ 3.00 g/t
	596.0	598.0	2.0	1.6	0.51	1.02
TR-24-001	6.0	7.0	1.0	1.0	1.10	1.10
	183.0	188.0	5.0	5.0	7.24	36.20	1.0m @ 35.43 g/t	1.0m @ 35.43 g/t	1.0m @ 35.43 g/t	1.0m @ 35.43 g/t
	200.0	201.0	1.0	1.0	19.02	19.02	1.0m @ 19.02 g/t	1.0m @ 19.02 g/t	1.0m @ 19.02 g/t	1.0m @ 19.02 g/t
	384.0	386.0	2.0	2.0	0.41	0.83
TR-24-002	300.0	301.0	1.0	1.0	1.05	1.05
TR-24-003	92.0	93.0	1.0	1.0	0.52	0.52
	118.0	121.0	3.0	3.0	46.47	139.42	2.0m @ 69.35 g/t	2.0m @ 69.35 g/t	2.0m @ 69.35 g/t	2.0m @ 69.35 g/t
	128.0	129.0	1.0	1.0	0.58	0.58
	139.0	142.0	3.0	3.0	0.38	1.13
	175.0	176.0	1.0	1.0	0.70	0.70
	218.0	219.0	1.0	1.0	0.81	0.81
	241.0	243.0	2.0	2.0	0.79	1.58
	257.0	257.8	0.8	0.8	7.39	5.77	0.8m @ 7.39 g/t	0.8m @ 7.39 g/t
TR-24-004	21.0	25.0	4.0	4.0	0.31	1.24
	88.0	89.0	1.0	1.0	0.48	0.48
	101.0	120.0	19.0	19.0	0.44	8.41	5.0m @ 1.04 g/t
	152.0	155.0	3.0	3.0	0.50	1.50
	176.0	190.0	14.0	14.0	0.64	8.95	1.0m @ 1.70 g/t, 1.0m @ 1.71 g/t
	239.0	242.0	3.0	3.0	0.37	1.12
	250.0	252.0	2.0	2.0	4.01	8.03	2.0m @ 4.01 g/t	1.0m @ 6.74 g/t
	287.0	290.0	3.0	3.0	0.44	1.33
	377.0	378.0	1.0	1.0	0.76	0.76
VGD-24-105	278.0	294.0	16.0	12.3	0.33	5.32
	302.0	304.0	2.0	1.5	0.47	0.94
	308.0	312.0	4.0	3.1	0.36	1.44
	320.0	322.0	2.0	1.5	0.32	0.65
	329.0	330.0	1.0	0.8	0.51	0.51
	341.0	342.0	1.0	0.8	0.65	0.65
	348.0	352.0	4.0	3.1	0.53	2.11
	360.0	369.0	9.0	6.9	0.94	8.50	4.0m @ 1.71 g/t	1.0m @ 5.26 g/t
	377.0	379.0	2.0	1.5	0.94	1.89
	396.0	399.0	3.0	2.3	0.54	1.63
	417.0	434.0	17.0	13.0	1.50	25.47	17.0m @ 1.50 g/t	1.0m @ 7.64 g/t, 1.0m @ 10.06 g/t	1.0m @ 10.06 g/t
VGD-24-106	101.0	105.0	4.0	3.1	2.25	8.99	4.0m @ 2.25 g/t	1.0m @ 7.79 g/t
	124.0	125.0	1.0	0.8	2.41	2.41	1.0m @ 2.41 g/t
	143.0	144.0	1.0	0.8	0.71	0.71
	227.0	228.0	1.0	0.8	2.57	2.57	1.0m @ 2.56 g/t
WP-26-015	31.0	32.3	1.3	1.3	1.94	2.52	1.3m @ 1.94 g/t
Cut off grade 0.3g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 0.45 the composite will be added
Note: One sample included in a composite for hole BN-26-002 had a sample length of 0.2 m